Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

Bulldog Holdings, LLC
a Delaware limited liability company;

Bulldog Acquisition Sub, Inc.
a Delaware corporation; and

Blackboard Inc.,
a Delaware corporation

Dated as of June 30, 2011

Section 1 THE MERGER; EFFECTIVE TIME		1
1.1	Merger of Acquisition Sub into the Company	1
1.2	Effect of the Merger	1
1.3	Effective Time	1
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	2
1.5	Conversion of Company Shares	2
1.6	Closing of the Company’s Transfer Books	2
1.7	Payment for Company Shares	3
1.8	Appraisal Rights	4
1.9	Stock Options; Restricted Stock; Restricted Units	4
1.10	Withholding Rights	5
Section 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		5
2.1	Due Organization and Good Standing; Subsidiaries	6
2.2	Organizational Documents	6
2.3	Capitalization	6
2.4	SEC Filings; Financial Statements	7
2.5	Absence of Certain Changes	8
2.6	IP Rights	9
2.7	Title to Assets; Real Property	10
2.8	Contracts	10
2.9	Compliance with Legal Requirements	11
2.10	Legal Proceedings; Orders	11
2.11	Governmental Authorizations	11
2.12	Tax Matters	12
2.13	Employee Benefit Plans	13
2.14	Labor Matters	14
2.15	Environmental Matters	15
2.16	Insurance	15
2.17	Certain Business Practices	15
2.18	Authority; Binding Nature of Agreement	15
2.19	Vote Required	16
2.20	Non-Contravention; Consents	16
2.21	Section 203 of the DGCL; Takeover Statutes	16
2.22	Opinion of Financial Advisor	16
2.23	Brokers	16
2.24	Affiliate Transactions	16
Section 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		17
3.1	Due Organization and Good Standing	17
3.2	Legal Proceedings; Orders	17
3.3	Authority; Binding Nature of Agreement	17
3.4	Non-Contravention; Consents	18
3.5	Company Shares	18
3.6	Financing	18
3.7	Solvency	20
3.8	Guarantee	21

i

3.9	No Competing Business	21
3.10	Information in Proxy Statement	21
3.11	Absence of Certain Agreements	21
3.12	Brokers	22
3.13	Investigation; No Other Representations or Warranties	22
Section 4 COVENANTS		22
4.1	Interim Operations of the Company	22
4.2	No Solicitation; Change in Recommendation	25
4.3	Meeting of the Company’s Stockholders	28
4.4	Filings; Other Action	29
4.5	Access	31
4.6	Financing Covenants	31
4.7	Cooperation by the Company	33
4.8	Reserved	34
4.9	Interim Operations of Acquisition Sub	34
4.10	Publicity	35
4.11	Stock Options; Restricted Stock; Restricted Stock Units	35
4.12	Other Employee Benefits	35
4.13	Indemnification; Directors’ and Officers’ Insurance	36
4.14	Rule 16b-3 Actions	37
4.15	Parent Vote	37
4.16	Redemption of Convertible Debt	37
4.17	Stockholder Litigation	38
Section 5 CONDITIONS TO THE PARTIES’ OBLIGATION TO EFFECT THE MERGER		38
5.1	Conditions to Obligation of Each Party	38
5.2	Conditions to Obligations of Parent and Acquisition Sub	38
5.3	Conditions to Obligation of the Company	38
5.4	Frustration of Closing Conditions	39
Section 6 TERMINATION		39
6.1	Termination	39
6.2	Effect of Termination	41
6.3	Fees and Expenses	41
6.4	Company Exclusive Remedy; Parent Maximum Liability	43
6.5	Parent Exclusive Remedy; Company Maximum Liability	44
Section 7 MISCELLANEOUS PROVISIONS		45
7.1	Amendment	45
7.2	Waiver	45
7.3	Survival	45
7.4	Entire Agreement; Counterparts	45
7.5	Applicable Law; Jurisdiction	46
7.6	Payment of Expenses	46
7.7	Assignability; Parties in Interest	46
7.8	Notices	47
7.9	Severability	48
7.10	Counterparts	48

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7.11	Obligation of Parent	48
7.12	Disclosure Schedule	48
7.13	Specific Performance	49
7.14	Waiver of Jury Trial	50
7.15	Construction	50
7.16	Non-Recourse	50
7.17	Financing Sources	51

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of June 30, 2011, by and among: Bulldog Holdings, LLC, a Delaware limited liability company (“Parent”); Bulldog Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and Blackboard Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Acquisition Sub and the Company have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.

B. In furtherance of the contemplated acquisition of the Company by Parent, it is proposed that Acquisition Sub merge with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub into the Company being referred to in this Agreement as the “Merger”).

C. The board of managers of Parent and the respective boards of directors of Acquisition Sub and the Company have unanimously authorized and approved the execution and delivery of this Agreement and the performance of their respective obligations under this Agreement.

D. Concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of Providence Equity Partners VI L.P., a limited partnership organized under the laws of the State of Delaware, and Providence Equity Partners VI-A L.P., a limited partnership organized under the laws of the State of Delaware (each, a “Guarantor” and collectively, the “Guarantors”) is entering into and delivering to the Company a guarantee in favor of the Company (the “Guarantee”) with respect to the matters set forth therein.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1  THE MERGER; EFFECTIVE TIME

1.1  Merger of Acquisition Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Acquisition Sub shall be merged with and into the Company, and the separate existence of Acquisition Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

1.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3  Effective Time.  On the later of (a) the date two business days after the earliest date as of which each of the conditions set forth in Section 5 has been satisfied or waived (other than the conditions set forth in Section 5.2(c) and Section 5.3(c), which by their nature are to be satisfied at Closing but subject to the satisfaction or waiver of each of such conditions at Closing), and (b) the final day of the Marketing Period, the parties hereto shall cause a properly executed certificate of merger in customary form and conforming to the requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as may be jointly designated by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”). At 10:00 a.m. (Eastern time) on the date on which the Certificate of Merger is required to be so filed (the “Required Closing Date”), a closing shall be held at the offices of Dewey & LeBoeuf LLP, 1101 New York Avenue, NW, Washington, D.C. (or at such other place or time as Parent and the Company may jointly designate) for the purpose of confirming the satisfaction or waiver of each of the conditions set forth in Section 5 and initiating the payment referred to in the second sentence of Section 1.7(a) (the “Closing”).

1.4  Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to Exhibit B;

(b) subject to Section 4.13(a), the Bylaws of the Surviving Corporation shall be amended and restated to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time;

(c) the individuals who were directors of Acquisition Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation; and

(d) the individuals who were officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation.

1.5  Conversion of Company Shares.  Subject to Section 1.8, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or any holder of Company Shares:

(a) any Company Shares held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall (i) cease to be outstanding, (ii) cease to exist, and (iii) be cancelled and retired, and no consideration shall be paid in exchange therefor;

(b) any Company Shares held by Parent, Acquisition Sub or any other direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall (i) cease to be outstanding, (ii) cease to exist, and (iii) be cancelled and retired, and no consideration shall be paid in exchange therefor;

(c) except as provided in clauses “(a)” and “(b)” above, and subject to Section 4.11, each Company Share issued and outstanding immediately prior to the Effective Time that is not an Appraisal Share shall be converted into the right to receive an amount in cash equal to $45.00 (the “Per Share Amount”); and

(d) each share of common stock, par value $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of the common stock of the Surviving Corporation.

Without limiting or affecting the covenants in Section 4.1, if, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, combination, exchange or readjustment of shares, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount payable pursuant to Section 1.5(c) or used in calculating any amounts payable pursuant to Section 1.9 or Section 4.11 shall be equitably adjusted to reflect such change.

1.6  Closing of the Company’s Transfer Books.  At the Effective Time: (a) all Company Shares that were outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist; (b) all holders of valid certificates previously representing Company Shares that were outstanding immediately prior to the Effective Time (“Certificates”), and all holders of non-certificated Company Shares represented by a book-entry that were outstanding immediately prior to the Effective Time (“Book-Entry Shares”), shall cease to have any rights as stockholders of the Company; and (c) each such Company Share shall, subject to Section 1.8, represent the right to receive, upon the surrender of the Certificate or Book-Entry Share previously representing such Company Share in accordance with Section 1.7, the Per Share Amount, plus any unpaid dividends with a record date prior to the

Effective Time payable with respect to such Company Share. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all Company Shares that were outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share previously representing any of such Company Shares is surrendered to the Paying Agent or to the Surviving Corporation or Parent, such Certificate or Book-Entry Share shall be canceled and shall be exchanged as provided in Section 1.7. In the event there was a transfer of ownership of any Company Share prior to the Effective Time and such transfer shall not have been registered in the transfer records of the Company, the Per Share Amount payable in respect of such Company Share shall be paid to the transferee of such Company Share if the Certificate or Book-Entry Share that previously represented such Company Share is surrendered to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid, in each case, in form reasonably acceptable to Parent.

1.7  Payment for Company Shares.

(a) Prior to the Effective Time, Parent (after consultation with and approval of the Company) shall select a reputable bank or trust company to act as paying agent with respect to the Merger (the “Paying Agent”). At or immediately following the Effective Time, Parent shall cause to be paid to the Paying Agent, in cash, an amount sufficient to enable the Paying Agent to make all payments required to be made pursuant to Section 1.5 to holders of Company Shares outstanding immediately prior to the Effective Time (such cash amount, the “Exchange Fund”). Until used for that purpose, the Exchange Fund shall be invested by the Paying Agent (i) in short term obligations of or guaranteed by the United States of America or short-term obligations of an agency of the United States of America that are backed by the full faith and credit of the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or (iii) in deposit accounts, short-term certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks which have capital, surplus and undivided profits aggregating more than $10 billion (based on the most recent financial statements of such commercial banks that are then publicly available at the SEC or otherwise); provided, however, that no such investment, and no losses thereon, shall reduce or otherwise affect the amounts payable to former holders of Company Shares, and Parent shall cause to be promptly provided to the Paying Agent additional funds for the benefit of such former holders of Company Shares in the amount of any such losses and shall otherwise ensure that the Paying Agent has, as and when needed, amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make the payments required to be made pursuant to Section 1.5 to the former holders of such Company Shares. The Exchange Fund shall not be used for any purpose that is not specifically provided for in this Agreement.

(b) As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail, to each Person who was, immediately prior to the Effective Time, a holder of record of Company Shares, a form of letter of transmittal (in customary form and mutually approved prior to the Effective Time by Parent and the Company) and instructions for use in effecting the surrender of the Certificates previously representing such Company Shares in exchange for payment therefor. Parent shall ensure that, upon surrender of a Certificate (or an affidavit of loss in lieu thereof as provided in Section 1.7(d)) or Book-Entry Shares for exchange and cancellation to the Paying Agent, together with, in the case of Certificates, a completed letter of transmittal or, in the case of Book-Entry Shares, receipt by the Paying Agent of an “agent’s message,” the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (i) the number of Company Shares previously represented by such Certificate (or specified in an affidavit of loss in lieu thereof as provided in Section 1.7(d)) or Book-Entry Shares multiplied by (ii) the Per Share Amount, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on any cash amount payable upon surrender of any Certificate or Book-Entry Shares.

(c) On or after the first anniversary of the Effective Time, (i) the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to the Surviving Corporation any funds made available by Parent to the Paying Agent (including any interest or other investment proceeds) that have not been disbursed to former holders of Company Shares, and (ii) such former holders who have not complied with this Section 1.7 shall thereafter be entitled to look to Parent and the Surviving Corporation for payment of the cash amounts payable upon surrender of their Certificates or Book-Entry Shares, and Parent and the Surviving Corporation shall be responsible for the payment of such cash amounts. Parent, the Paying Agent and the Surviving Corporation shall not be liable to any holder of a Certificate or Book-Entry Share for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

(d) If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting of a bond in customary and reasonable amount as indemnification against any claim that may be made against it with respect to such Certificate, Parent shall cause the Paying Agent to pay in exchange for such lost, stolen or destroyed Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e) Parent and the Surviving Corporation shall bear and pay all charges and expenses, including those of the Paying Agent, incurred in connection with the payment for Company Shares.

1.8  Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any Company Shares that constitute Appraisal Shares shall not be converted into or represent the right to receive payment in accordance with Section 1.5, and each holder of Appraisal Shares shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to such holder pursuant to Section 262 of the DGCL. From and after the Effective Time, a holder of Appraisal Shares shall not have any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Appraisal Shares shall fail to perfect, shall waive or shall otherwise lose such holder’s right of appraisal under Section 262 of the DGCL (or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL), then (i) any right of such holder to require the Surviving Corporation to purchase such Appraisal Shares under Section 262 of the DGCL shall be extinguished, and (ii) such Appraisal Shares shall automatically be converted into and shall represent only the right to receive, upon compliance with Section 1.7, payment for such shares in accordance with Section 1.5.

(b) The Company shall give Parent (i) prompt notice of any written demand received by the Company from any holder of Company Shares for appraisal of such holder’s Company Shares pursuant to Section 262 of the DGCL, any attempted withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and received by the Company relating to Company Stockholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand. The Company shall not make any voluntary payment with respect to any demands for appraisal or settle any such demands for appraisal without the prior written consent of Parent.

(c) For purposes of this Agreement, the term “Appraisal Shares” refers to any Company Shares outstanding immediately prior to the Effective Time that are held by stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL with respect to such Company Shares.

1.9  Stock Options; Restricted Stock; Restricted Stock Units.

(a) As soon as reasonably practicable after the date of this Agreement, the board of directors of the Company (or, if appropriate, any committee administering any Company Equity Plan) shall adopt resolutions and take all other action necessary to provide that at the Effective Time:

(i) except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between the Parent or its Affiliates, the Company and a holder of a Company Option, each vested and unvested Company Option outstanding immediately prior to the Effective Time (each, an “Outstanding Option”) shall be converted into the right to receive, after the Effective Time, in exchange for the cancellation of such Outstanding Option, an amount in cash, without interest, equal to (A) the amount, if any, by which (1) the Per Share Amount exceeds (2) the per share exercise price of such Outstanding Option, multiplied by (B) the number of Company Shares subject to such Outstanding Option immediately prior to the Effective Time (it being understood that, if the per share exercise price of an Outstanding Option equals or exceeds the Per Share Amount, then such Company Option shall be cancelled and terminated at the Effective Time without payment or consideration therefor and the holder of such Company Option shall have no rights whatsoever with respect thereto);

(ii) except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between the Parent or its Affiliates, the Company and a holder of restricted Company Shares, (A) any Company Shares that constitute unvested restricted stock of the Company as of the Effective Time shall be subject to twelve months of accelerated vesting in accordance with the terms of the applicable Company Equity Plan and award agreement, except that any holder not a member of the Surviving Corporation’s Leadership Team (as set forth on Part 1.9(a)(ii) of the Disclosure Schedule) shall have all unvested shares of restricted stock held immediately prior to the Effective Time accelerated and fully vested at the Effective Time (each Company Share the vesting of which has been accelerated and which has become fully vested at or prior to the Effective Time, an “Accelerated Company Share”), (B) each Accelerated Company Share shall be converted into the right to receive in exchange for the cancellation of such Company Share, an amount in cash, without interest, equal to the Per Share Amount payable promptly after the Effective Time and (C) each Unvested Company Share (as defined below) shall be treated as provided in Section 4.11;

(iii) each vested and unvested Company Restricted Stock Unit outstanding immediately prior to the Effective Time (each, an “Outstanding Company Restricted Stock Unit”) shall be converted into the right to receive, after the Effective Time, in exchange for the cancellation of such Outstanding Company Restricted Stock Unit, an amount in cash, without interest, equal to (A) the Per Share Amount, multiplied by (B) the number of Company Shares subject to such Outstanding Company Restricted Stock Unit immediately prior to the Effective Time; and

(iv) any Company Shares representing restricted stock held by Parent, Acquisition Sub or any other direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time and treated in accordance with Section 1.5(b) hereof.

(b) All amounts payable pursuant to Section 1.9(a)(i) through (iii) shall be paid by the Surviving Corporation within five business days of the Effective Time. After the Effective Time, the Company Equity Plans shall be terminated and no such Company Option, restricted Company Shares or Company Restricted Stock Units shall be outstanding.

1.10  Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to the holders of Company Shares, Outstanding Options, Accelerated Company Shares and Outstanding Company Restricted Stock Units pursuant to this Agreement such taxes as it is required to deduct and withhold with respect to the making of such payment under the Code. To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such deducted and withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity within the time and in the manner required by applicable Legal Requirements and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of such Company Shares, Outstanding Options, Accelerated Company Shares and Outstanding Company Restricted Stock Units in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or Paying Agent, as the case may be.

Section 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Acquisition Sub that, except as set forth in any Company Filed SEC Documents (provided that nothing disclosed in the Company Filed SEC Documents shall be deemed to modify or qualify any of the representations and warranties set forth in Section 2.3(a) or

Section 2.3(b)), or in the disclosure schedule delivered to Parent on the date of this Agreement (the “Disclosure Schedule”):

2.1  Due Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement. The Company is duly qualified to do business and is in good standing in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (filed with the SEC on February 18, 2011) (the “2010 10-K”) identifies each Entity that is a Subsidiary of the Company as of the date of this Agreement and indicates its jurisdiction of organization. As of the date of this Agreement, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the 2010 10-K and other than equity interests held as short term investments in the ordinary course of business. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the Legal Requirements of the jurisdiction in which it is organized) in good standing under the Legal Requirements of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have, individually or in the aggregate, a Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all Liens, except for Permitted Encumbrances.

2.2  Organizational Documents.  The Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, each as amended to date. Neither the Company nor any Company Subsidiary is in violation of its Organizational Documents in any material respect.

2.3  Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 Company Shares and 5,000,000 shares of preferred stock (“Preferred Shares”). As of June 27, 2011: (i) 35,110,317 Company Shares were issued and outstanding, of which 640,389 were shares of unvested restricted stock; (ii) no Preferred Shares were outstanding; (iii) 4,649,063 Company Shares were issuable upon the exercise of outstanding Company Options; (iv) 120,000 Company Shares were issuable with respect to outstanding Company Restricted Stock Units; and (v) no Company Shares were held by the Company in treasury or by any Company Subsidiaries. As of June 27, 2011, 8,647,705 Company Shares were reserved for future issuance pursuant to the Company Equity Plans (including (i) Company Shares issuable upon the exercise of outstanding Company Options, (ii) Company Shares issuable with respect to outstanding Company Restricted Stock Units and (iii) 3,878,642 Company Shares available for future issuance pursuant to Company Equity Plans, and excluding outstanding Company Shares that constitute unvested restricted stock). The Company has made available to Parent true and complete copies of (A) the Company Equity Plans, and (B) the forms of all stock option agreements evidencing Company Options outstanding as of June 27, 2011, restricted stock award agreements evidencing restricted stock awards outstanding as of June 27, 2011 and restricted stock unit agreements evidencing Company Restricted Stock Units outstanding as of June 27, 2011. Part 2.3(a) of the Disclosure Schedule sets forth as of June 27, 2011, (i) a list of all holders of Company Shares that constitute unvested restricted stock of the Company, including the number of Company Shares subject to restrictions, (ii) a list of all holders of outstanding Company Options, including the number of Company Shares subject to such Company Options and the price per share at which such Company Options may be exercised, and (iii) a list of all holders of Company Restricted Stock Units, including the number of Company Shares subject to such Company Restricted Stock Units. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to any preemptive rights or similar rights. All Company Shares issuable upon exercise of Company Options and the settlement of Company

Restricted Stock Units have been duly reserved for issuance by the Company, and upon issuance of such Company Shares in accordance with the terms of the Company Equity Plans, will be duly authorized, validly issued and fully paid and nonassessable and will not be subject to any preemptive or similar rights.

(b) Except for the Convertible Debt and options, rights, securities and plans referred to in Section 2.3(a), as of June 27, 2011, there is no: (i) outstanding option or right to acquire from, or right to require the repurchase by, the Company or any Company Subsidiary or subscription or other rights that obligate the Company or any Company Subsidiary to issue, sell, redeem, repurchase or otherwise acquire any shares of the capital stock or other equity interests in the Company or any Company Subsidiary, or conversion rights, “phantom” stock rights, stock appreciation rights or similar rights relating to any shares of capital stock of the Company or any shares of capital stock or other equity interests of any of the Company Subsidiaries, or (ii) outstanding security of the Company that has the right to vote with the Company’s stockholders on any matter or is convertible into or exchangeable for any Company Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) Other than agreements included in, or incorporated by reference into, the Company Filed SEC Documents, there are no stockholder agreements, registration rights agreements, voting trusts or other agreements to which the Company is a party with respect to the voting or registration of the capital stock or other voting or equity interests of the Company or any preemptive rights with respect thereto.

2.4  SEC Filings; Financial Statements.

(a) All registration statements, annual and quarterly reports and definitive proxy statements and other forms, reports, certifications and documents required to be filed or furnished by the Company with the SEC since the Applicable Date (together with all exhibits and schedules thereto, and including any amendments or supplements thereto, the “Company SEC Documents”) have been filed or furnished with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act (as the case may be) and any rules promulgated thereunder applicable to the Company SEC Documents; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any Company Subsidiary, on the other hand, occurring since the Applicable Date and prior to the date hereof (other than those that are publicly available). As of the date hereof, (x) there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents, and (y) to the knowledge of the Company as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Each of the consolidated financial statements (including any related notes) contained in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) fairly present, in all material respects, the consolidated financial position of the Company and the Company’s consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Company’s consolidated subsidiaries for the periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments).

(c) Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against in, or otherwise disclosed in the liabilities column of, a balance sheet prepared in accordance with GAAP, except for: (i) liabilities set forth or reflected or reserved against in the audited consolidated balance sheet of the Company (including any related notes) as of December 31, 2010 (the “Balance Sheet Date”) contained in the Company SEC Documents or the Most Recent Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (iii) liabilities incurred in connection with this Agreement and the transactions contemplated by this Agreement; and (iv) liabilities that have not had or would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any agreement relating to any transaction or relationship between or among the Company and/or any Company Subsidiary, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

(d) The Company and the Company Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and the Company Subsidiaries have established and maintain disclosure controls and procedures (as defined in and in accordance with the requirements of Rule 13a-15(e) of the Exchange Act) effective to ensure that material information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company has disclosed, based on the most recent evaluation of its chief executive officer and chief financial officer prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Proxy Statement will not, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made in the Proxy Statement based on information supplied in writing by Parent or Acquisition Sub for inclusion therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act.

2.5  Absence of Certain Changes.  Between the date of the Most Recent Balance Sheet and the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses, other than with respect to this Agreement, the transactions contemplated hereby and the events leading up to this Agreement and the transactions contemplated hereby, and (b) neither the Company nor any Company Subsidiary has: (i) suffered any adverse change with respect to its business or financial condition that has had a Material Adverse Effect; (ii) suffered any loss, damage or destruction to any of its assets that has had a Material Adverse Effect; (iii) amended its Organizational Documents; (iv) incurred any indebtedness for borrowed money or guaranteed any such indebtedness, except in the ordinary course of business; (v) changed, in any material respect, its accounting methods or practices except as required or permitted by GAAP; (vi) sold or otherwise transferred any material portion of its assets, except in the ordinary course of business; (vii) declared or paid any dividend with respect to the outstanding Company Shares; (viii) acquired any equity interest or voting interest in any Entity, other than the Company Subsidiaries referred to in Section 2.1(b) and except for short-term investments; (ix) taken any other action that would be prohibited by Section 4.1(b), (c), (d), (h), (k), (m) or (n) if were taken on or after the date of this Agreement without Parent’s consent; or (x) entered into any binding agreement committing it to take any of the actions referred to in clauses “(iii)” through “(ix)” of this sentence.

2.6  IP Rights.

(a) Part 2.6(a) of the Disclosure Schedule accurately identifies:

(i) in Part 2.6(a)(i) of the Disclosure Schedule: (A) each item of Registered IP owned by the Company or any Company Subsidiary as of the date of this Agreement; and (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number;

(ii) in Part 2.6(a)(ii) of the Disclosure Schedule, each contract that is in effect as of the date of this Agreement, to which the Company or any Company Subsidiary is a party, and pursuant to which any Intellectual Property Rights necessary for the Company to conduct its business in substantially the manner it is currently conducted are licensed to the Company or any Company Subsidiary (other than (A) licenses for any third-party software, including shrink-wrap, off-the-shelf or commercially available software, that is not distributed by the Company or any Company Subsidiary as part of its products and (B) licenses to Open Source Software); and

(iii) in Part 2.6(a)(iii) of the Disclosure Schedule, each contract that is in effect as of the date of this Agreement and pursuant to which any Company IP has been licensed to any third party (other than contracts with end users, customers, distributors, resellers, developers, contractors and other partners entered into in the ordinary course of business).

A complete and accurate copy of each contract identified in Part 2.6(a)(ii) or Part 2.6(a)(iii) of the Disclosure Schedule has been provided or made available to Parent.

(b) The Company or a Subsidiary of the Company owns all right, title and interest to and in the Company IP free and clear of any encumbrances (other than Permitted Encumbrances and other than licenses granted pursuant to the contracts listed in Part 2.6(a)(iii) of the Disclosure Schedule or granted pursuant to contracts with end users, customers, distributors, resellers, developers, contractors and other partners entered into in the ordinary course of business). To the knowledge of the Company, no past or current employee of the Company or any Company Subsidiary has any right or interest to or in any Company IP.

(c) To the knowledge of the Company, all material Company IP that is Registered IP (other than pending applications for Registered IP) is valid and enforceable except as individually and in the aggregate, does not and would not have a Material Adverse Effect.

(d) To the knowledge of the Company as of the date of this Agreement, neither the execution or delivery of this Agreement by the Company nor the consummation by the Company of the Merger will directly result in: (i) a loss of any Company IP; or (ii) the release, disclosure or delivery of any Company Source Code by any escrow agent to any other Person (except to the extent that the events described in clauses “(i)” and “(ii)” may result from contracts of Parent or any of its Affiliates).

(e) To the knowledge of the Company as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating any Company IP in any material respect.

(f) Neither the Company nor any Company Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property Right of any other Person, except as would not have a Material Adverse Effect. No Legal Proceeding against the Company or any Company Subsidiary is pending, or has been threatened in writing in the one-year period prior to the date of this Agreement, based on alleged infringement, misappropriation or violation by the Company or any Company Subsidiary of any Intellectual Property Right of another Person.

(g) No Company Source Code is being held by any third party escrow agent, and neither the Company nor any Company Subsidiary has, as of the date of this Agreement, any duty or obligation to deliver or make available any Company Source Code to any third party escrow agent. To the knowledge of the Company as of the date of this Agreement, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in the release of any Company Source Code from any third party escrow agent to any other Person who is not, as of the date of this Agreement, an employee, consultant or independent contractor of the Company or any Subsidiary of the Company.

2.7  Title to Assets; Real Property.  The Company or a Subsidiary of the Company owns, and has good and valid title to, or in the case of assets purported to be leased by the Company or a Subsidiary of the Company, leases and has a good and valid leasehold interest in, each of the tangible assets reflected as owned or leased by the Company or a Subsidiary of the Company on the Most Recent Balance Sheet (except for assets sold or disposed of since the date of the Most Recent Balance Sheet and except for assets being leased to the Company or one of its Subsidiaries with respect to which the lease has expired since such date in accordance with its terms) free of any Liens, other than Permitted Encumbrances. Neither the Company nor any Company Subsidiary owns any real property or interest in real property, except for leasehold interests created under lease agreements.

2.8  Contracts.  Part 2.8 of the Disclosure Schedule contains a list as of the date of this Agreement of each of the following contracts to which the Company or any Company Subsidiary is a party or by which any of their respective properties, assets or rights are bound, in each case, that has material remaining unfulfilled obligations of the Company or any Company Subsidiary as of the date of this Agreement:

(a) each contract that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K or that would be required to be disclosed on Form 8-K;

(b) each contract that restricts in any material respect the ability of the Company or any Company Subsidiary to engage or compete in any geographic area or line of business;

(c) each material joint venture, partnership or similar agreement with a third party;

(d) each indemnification or employment contract (for purposes of clarity, excluding offer letters) with any member of the Company’s board of directors, any executive officer or employee of the Company or any Company Subsidiary (provided that, in the case of employment contracts of executive officers and other employees, such contract provides for compensation in any fiscal year that is equal to or greater than $300,000) and each retention or severance agreement with any employee, director or consultant (who is a natural person) of the Company or any Company Subsidiary that provides for aggregate retention or severance payments in excess of $300,000;

(e) each (i) loan or credit agreement, indenture, mortgage, note or other contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, (ii) contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, and (iii) contract constituting an interest rate, currency or commodity derivative or hedging transaction;

(f) each partner agreement, customer contract or supply contract (excluding (i) purchase orders given or received in the ordinary course of business and (ii) contracts between the Company and any Subsidiary of the Company or among any Subsidiaries of the Company) under which the Company or any Company Subsidiary paid or received in excess of $750,000 in 2010, or is expected to pay or receive in excess of $750,000 in 2011;

(g) each collective bargaining agreement;

(h) each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly rental in excess of $15,000;

(i) each lease or rental contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $100,000 per year;

(j) each contract relating to the acquisition, sale, merger or disposition of any material business unit or product line of the Company or any Company Subsidiary;

(k) each contract that obligates the Company or any of its Subsidiaries to make any capital contribution or expenditure in excess of $500,000; and

(l) any contract relating to, or prohibiting, the creation of a material Lien (other than Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary (each contract required to be listed in Part 2.8 of the Disclosure Schedule being referred to as a ‘‘Material Contract”).

Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) there are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, (ii) to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, and (iii) to the knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a material default under the provisions of such Material Contract. Except as would not have, individually or in the aggregate, a Material Adverse Effect and subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies, each Material Contract is (i) valid and binding, (ii) has not been terminated prior to the date of this Agreement, (iii) is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and (iv) to the knowledge of the Company, is enforceable against the other parties thereto. Neither the Company nor any Company Subsidiary has received written notice from any other party to a Material Contract in accordance with the termination provisions of such Material Contract that such party intends to terminate or not renew such Material Contract, except as would not have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement.

2.9  Compliance with Legal Requirements.  The Company and the Company Subsidiaries are, and since the Applicable Date have been, in compliance with all Legal Requirements applicable to their businesses, except where any failures to comply with such Legal Requirements would not have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Company Subsidiary has, since the Applicable Date, received any written notice from any Governmental Entity asserting any material violation by the Company or any Company Subsidiary of any Legal Requirement, except for any notice that has been withdrawn or any violation that has been cured or remedied in all material respects.

2.10  Legal Proceedings; Orders.  There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened in writing) against the Company or any Company Subsidiary that would have, individually or in the aggregate, a Material Adverse Effect. There is no material Order applicable to the Company or any Company Subsidiary under which the Company or any Company Subsidiary is subject to ongoing material obligations. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or is threatened in writing, other than any investigation that is not and would not reasonably be expected to have a Material Adverse Effect.

2.11  Governmental Authorizations.  The Company and the Company Subsidiaries hold all Governmental Authorizations reasonably necessary to enable them to conduct their respective businesses in the manner in which such businesses are being conducted as of the date of this Agreement, except where failure to hold such Governmental Authorizations would not have, individually or in the aggregate, a Material Adverse Effect. The material Governmental Authorizations held by the Company and the Company Subsidiaries are, in all material respects, valid and in full force and effect. The Company and the Company Subsidiaries are, and since the Applicable Date have been, in compliance with the terms and requirements of such Governmental Authorizations, except where any failures to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. Between the Applicable Date to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity (a) asserting any violation by the Company or any Company Subsidiary of any material Governmental Authorization, or (b) threatening any revocation, cancellation or termination of any material Governmental Authorization held by the Company or any Company Subsidiary, except for any notice that has been withdrawn or any violation that has been remedied or cured in all material respects.

2.12  Tax Matters.

(a) All material tax returns required to be filed by the Company and the Company Subsidiaries (the “Company Returns”) with any tax authorities prior to the Effective Time (taking into account any applicable extensions to file such tax returns) (i) have been or will be filed on or before the applicable due date (as such due date may have been or may be extended), and (ii) have been, or will be when filed, prepared in compliance with applicable tax Legal Requirements and are, or will be true, correct and complete in all material respects. All material amounts of tax shown on the Company Returns to be due before the Effective Time have been or will be paid at or before the Effective Time.

(b) There are no examinations or audits by any Governmental Entity of any material Company Return underway, and no extension or waiver of the limitation period applicable to any material Company Return is in effect. No Legal Proceeding is pending (or, to the knowledge of the Company, is being overtly threatened in writing) by any tax authority against the Company or any Company Subsidiary in respect of any material tax. There are no material unsatisfied liabilities for taxes with respect to any notice of deficiency or similar document received by the Company or any Company Subsidiary (other than liabilities for taxes asserted under any such notice of deficiency or similar document which are being contested in good faith and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP). There are no Liens for material taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any Company Subsidiary.

(c) Neither Company nor any Company Subsidiary has been a member of any combined, consolidated or unitary group for which it is or will be liable for taxes under principles of Section 1.1502-6 of the Treasury Regulations or any similar or analogous provision of any state, local, or foreign law, except for any such group of which the Company is the common parent for U.S. federal income tax purposes.

(d) Neither the Company nor any Company Subsidiary is a party to any tax indemnity agreement, tax sharing agreement or tax allocation agreement, other than (i) commercially reasonable agreements providing for the allocation or payment of real property taxes attributable to real property leased or occupied by the Company or any Subsidiary of the Company, (ii) commercially reasonable agreements for the allocation or payment of personal property taxes, sales or use taxes or value added taxes with respect to (A) personal property leased, used, owned or sold in the ordinary course of business, or (B) the provision of services, (iii) any provision of any employment agreement compensating an employee for any increase in taxation of such employee’s income resulting from the performance of work for the Company or any Subsidiary of the Company outside of such employee’s country of residence, (iv) agreements for international income tax credits entered into by the Company or any Subsidiary of the Company in the ordinary course of business, and (v) any agreement between the Company and any Subsidiary of the Company or between two or more Subsidiaries of the Company.

(e) The Company and each of its Subsidiaries have withheld and paid over to the appropriate tax authority all material taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party.

(f) Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect and which will continue to have effect with respect to a material amount of taxes following the Merger.

(h) Neither the Company nor any of its Subsidiaries (i) has agreed to, requested or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) with respect to a material amount of taxes by reason of a change in accounting method or otherwise, which adjustments would apply after the Merger or (ii) is subject to any private letter ruling of the IRS or comparable rulings of any taxing authority to which the Company would continue to be subject following the Merger with respect to a material amount of taxes.

(i) No Subsidiary of the Company owns any share of capital stock of the Company.

(j) The Company has not been, is not and will not be a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

2.13  Employee Benefit Plans.

(a) The Company has made available to Parent correct and complete copies of all material employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other material employee benefit plans, programs, policies, agreements or arrangements or practices, whether written or oral, whether or not subject to ERISA, maintained for current or former directors, officers, employees or consultants who are natural persons and who, in each case, are employed or were employed by, or provide or have provided services to, the Company or any Company Subsidiary exclusively or primarily within the United States, in each case, with respect to which the Company or any Company Subsidiary has any direct or indirect liability, whether contingent or otherwise, or which is maintained, sponsored or contributed to by the Company or any Company Subsidiary as of the date of this Agreement or with respect to which the Company has any obligation to maintain, sponsor or contribute (the “Company Plans”). Each Company Plan is listed in Part 2.13(a) of the Disclosure Schedule.

(b) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and the trusts maintained thereto are exempt from federal income taxation under Section 501 of the Code, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably by expected to cause the loss of such qualification.

(c) Each Company Plan has been operated in compliance in all material respects with its terms and with all applicable Legal Requirements, including ERISA and the Code. All contributions and premiums required by applicable Legal Requirements or by the terms of any Company Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith.

(d) Neither the Company nor any of the Company Subsidiaries has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any current or former employees of the Company or any Company Subsidiary, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”) and at the former employee’s expense. Neither the Company nor any Company Subsidiary nor any other entity which, together with the Company or any Company Subsidiary, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) contributes to or has in the past six years sponsored, maintained, contributed to or had any liability in respect of any defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA. No Company Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA and neither the Company nor any Company Subsidiary nor any of their respective ERISA Affiliates has at any time sponsored or contributed to, or had any liability or obligation in respect of, any such multiemployer plan.

(e) No action or other claim with respect to any Company Plan (other than routine claims for benefits) that, individually or in the aggregate, has resulted or would reasonably be expected to result in material liability to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened. No event has occurred, and to the knowledge of the Company, no condition exists that would, directly or by reason of the Company’s or any Company Subsidiary’s affiliation with any of their ERISA Affiliates, subject the Company or any Company Subsidiary to any material tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Legal Requirements. Each Company Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) for any service provider to the Company or any

Company Subsidiary or their respective ERISA Affiliates (i) complies in all material respects with the requirements of Section 409A of the Code and the regulations promulgated thereunder, or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations, and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treasury Reg. § 1.409A-6(a)(4)) since October 1, 2004.

(f) The execution and delivery of this Agreement and the consummation of the Merger (i) will not materially increase the compensation or benefits payable by the Company or any Company Subsidiary under any Company Plan, (ii) will not result in any acceleration of the time of payment or vesting of any material benefits payable by the Company or any Company Subsidiary under any Company Plan or otherwise accelerate or increase any liability of the Company or any Company Subsidiary under any Company Plan, (iii) will not cause or result in material severance pay or material increase in severance pay upon any termination of employment after the date of this Agreement, (iv) will not create any limitation or restriction on the right of the Company or any Company Subsidiary or their ERISA Affiliates to merge, amend or terminate any Company Plan, and (v) will not result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(g) The Company and the Company Subsidiaries are in compliance with all applicable Legal Requirements relating to the employment of their employees, including with respect to terms and conditions of employment, labor relations, wages and hours, equal employment opportunities, fair employment practices, immigration and occupational health and safety, except where any such failures to be in such compliance, individually and in the aggregate, do not and would not have reasonably be expected to have a Material Adverse Effect. No individual who has performed services for the Company or any Company Subsidiary has been improperly excluded from participation in any Company Plan, and neither the Company nor any Company Subsidiary has any material, direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer.

(h) All employee benefit plans which are similar to the Company Plans maintained primarily for the benefit of employees whose services for the Company or any Company Subsidiary are exclusively or primarily performed outside the United States (i) have been established, maintained and administered in material compliance with their terms and all applicable Legal Requirements of any controlling Governmental Entity, (ii) have, to the extent required, been registered and maintained in good standing with the applicable regulatory authorities, and (iii) are fully funded and/or book reserved, if applicable, based upon reasonable actuarial assumptions.

(i) There is no agreement between the Company or any Company Subsidiary and any employee or independent contractor of the Company or any Company Subsidiary that will give rise to any material payment that would not be deductible for U.S. federal income tax purposes pursuant to Section 280G or Section 162(m) of the Code.

2.14  Labor Matters.  There are no collective bargaining agreements or other labor union agreements to which the Company or any Company Subsidiary is a party or bound. Neither the Company nor any Company Subsidiary is the subject of any Legal Proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions. The Company has made available to Parent correct and complete copies of all material correspondence and all unresolved charges, complaints, notices or orders received by the Company or any Company Subsidiary from the National Labor Relations Board or any labor organization since the Applicable Date. Since the Applicable Date, neither the Company nor any Company Subsidiary has had a National Labor Relations Board unfair labor practice charge or representation petition filed against it. Except as would not have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Company Subsidiary has had any actual or, to the Company’s knowledge, threatened strike, slowdown, work stoppage, boycott, picketing, lockout, job action or union labor dispute since the Applicable Date (other than routine contract negotiations). There has not been a “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of

1988 and any similar foreign, state or local laws) with respect to the Company or any Company Subsidiary within the six (6) months preceding the date of this Agreement.

2.15  Environmental Matters.  The Company and the Company Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Environmental Laws, except where any failure to be in such compliance would not have, individually or in the aggregate, a Material Adverse Effect. Between the Applicable Date and the date of this Agreement, neither the Company nor any Company Subsidiary has been subject to any pending or, to the Company’s knowledge, threatened Legal Proceeding under any Environmental Law, or has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is in material violation of any Environmental Law, except for any notice that has been withdrawn or any violation that has been cured or remedied in all material respects. During the two year period prior to the date of this Agreement, to the knowledge of the Company, there has been no material release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary for which the Company or any Company Subsidiary has any material liability. For purposes of this Section 2.15, “Environmental Law” means any Legal Requirement relating to pollution or protection of the environment, including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes and toxic substances.

2.16  Insurance.  Except as would not have a Material Adverse Effect, (a) the Company and the Company Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and the Company Subsidiaries, and (b) all such material insurance policies are in full force and effect. Between the Balance Sheet Date and the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any (i) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary (except with respect to policies that have been replaced with similar policies), (ii) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Company Subsidiary, or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary.

2.17  Certain Business Practices.  Since the Applicable Date, neither the Company nor any Company Subsidiary has (a) used any funds for unlawful contributions, gifts or entertainment, or for other unlawful expenses, related to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or (c) violated any provision of the Foreign Corrupt Practices Act of 1977, in each case except as would not have, individually or in the aggregate, a Material Adverse Effect.

2.18  Authority; Binding Nature of Agreement.  The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. On or prior to the date hereof, the board of directors of the Company has (a) determined that the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement, are fair to, and in the best interests of, the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and the transactions contemplated by this Agreement, (c) declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, and (d) duly resolved to recommend that the stockholders of the Company adopt this Agreement (the determinations, authorizations, approvals, declarations and recommendations described in this sentence, the “Company Board Recommendation”), which resolutions, subject to the right of the Company’s board of directors to effect a Recommendation Change pursuant to Section 4.2(e), have not been withdrawn or modified in any manner adverse to Parent. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, the calling of the Company Stockholder Meeting as contemplated by Section 4.3(b), the receipt of the Company Stockholder Approval and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.19  Vote Required.  Assuming the representation in Section 3.5 is accurate, the affirmative vote of the holders of a majority of the Company Shares outstanding on the record date for the Company Stockholder Meeting and entitled to vote (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement.

2.20  Non-Contravention; Consents.

(a) Except as would not have a Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger do not and will not: (i) conflict with or cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; or (ii) assuming the filings and consents referred to in Section 2.20(b) are made and obtained, (A) cause a violation by the Company or any Company Subsidiary of any Legal Requirement applicable to the Company or any Company Subsidiary, (B) conflict with, or result in any breach or violation of, or cause a default under, or give rise to any right of termination, acceleration or other alteration in the rights or obligations under, any Material Contract (other than any Material Contract that is terminable without liability by either party thereto upon 90 days or less notice), or (C) result in any Lien upon any of the properties, assets or rights of the Company or any Company Subsidiary (other than any such Lien created as a result of any action taken by Parent or Acquisition Sub).

(b) Except as may be required by the Exchange Act, the DGCL, the HSR Act or the antitrust or competition Legal Requirements of foreign jurisdictions set forth on Part 2.20(b) of the Disclosure Schedule, the Company is not required to make any filing with, or to obtain any consent, waiver, approval, authorization, registration, or permit from, or action by, or to make any filing with, or notification to, any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except where the failure to make any such filings or obtain any such consents would not have, individually or in the aggregate, a Material Adverse Effect.

2.21  Section 203 of the DGCL; Takeover Statutes.  Assuming the representation in Section 3.5 is accurate, (a) the board of directors of the Company has taken all actions required to be taken by it to render the restrictions of Section 203 of the DGCL (“Section 203”) inapplicable to the Merger, and (b) no other state takeover statute applies to the Company with respect to this Agreement or the Merger (together with Section 203, “Takeover Statutes”).

2.22  Opinion of Financial Advisor.  Barclays Capital Inc. has delivered to the Company’s board of directors its written opinion, or oral opinion to be confirmed in writing, dated as of June 30, 2011, (subject to the limitations, qualifications and assumptions set forth therein), that the Per Share Amount is fair, from a financial point of view, to the holders of Company Shares as of June  30, 2011 (the “Fairness Opinion”). The Company will make available to Parent, for informational purposes only, a signed copy of the Fairness Opinion promptly following the date hereof.

2.23  Brokers.  No broker, finder or investment banker (other than Barclays Capital Inc.) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

2.24  Affiliate Transactions.  There are no, and since the Applicable Date there have not been, any transactions, contracts, arrangements or understandings (each, an “Affiliate Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Filed SEC Documents. The Company has made available to Parent true and complete copies of each contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.

Section 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub jointly and severally represent and warrant to the Company that:

3.1  Due Organization and Good Standing.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2  Legal Proceedings; Orders.  There is no Legal Proceeding pending (or, to the knowledge of Parent, being threatened in writing) against Parent or Acquisition Sub that would reasonably be expected to adversely affect Parent’s or Acquisition Sub’s ability to timely perform any of its obligations under, or timely consummate any of the transactions contemplated by, this Agreement. There is no Order to which Parent or Acquisition Sub is subject that would reasonably be expected to adversely affect Parent’s or Acquisition Sub’s ability to timely perform any of its obligations under, or timely consummate any of the transactions contemplated by, this Agreement. There is no investigation by any Governmental Entity with respect to Parent, Acquisition Sub or any other Affiliate of Parent pending (or, to the knowledge of Parent, being threatened in writing) that would reasonably be expected to adversely affect Parent’s or Acquisition Sub’s ability to timely perform any of its obligations under, or timely consummate any of the transactions contemplated by, this Agreement.

3.3  Authority; Binding Nature of Agreement.

(a) Parent has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement. The board of managers of Parent has (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Parent, and (ii) authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of Parent. No other limited liability company proceedings on the part of Parent are necessary to authorize and approve this Agreement or to consummate any of the transactions contemplated hereby. Immediately following the execution of this Agreement by the parties hereto, Parent, as the sole stockholder of Acquisition Sub, will adopt and approve this Agreement and will approve the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Acquisition Sub is a newly formed, wholly-owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub has (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Acquisition Sub and Parent, as its sole stockholder, (ii) declared that this Agreement is advisable, (iii) adopted a resolution recommending that Parent, as sole stockholder of Acquisition Sub, adopt this Agreement, and (iv) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize and approve this Agreement or to consummate any of the transactions contemplated hereby other than the adoption of this Agreement by Parent as sole stockholder of Acquisition Sub. This Agreement has been duly executed and delivered on behalf of Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4  Non-Contravention; Consents.  Neither the execution and delivery of this Agreement by Parent or Acquisition Sub, nor the consummation of any of the transactions contemplated by this Agreement, will: (a) cause a violation of any of the provisions of the Organizational Documents of Parent or Acquisition Sub; (b) cause a violation by Parent or Acquisition Sub of any Legal Requirement; or (c) cause a breach or default on the part of Parent or Acquisition Sub under any material contract. Except as may be required by the HSR Act, neither Parent nor Acquisition Sub, nor any of Parent’s other Affiliates (including any applicable Guarantor), is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing or obtain any such consent would not adversely affect Parent’s or Acquisition Sub’s ability to timely perform any of its obligations under, or timely consummate any of the transactions contemplated by, this Agreement. No vote of Parent’s equity holders is necessary to approve any of the transactions contemplated by this Agreement, other than any approval received on or prior to the date of this Agreement.

3.5  Company Shares.  Neither Parent nor any of Parent’s Affiliates directly or indirectly owns (beneficially, of record or otherwise) or has any right to acquire, hold, vote or dispose of, and at no time since March 31, 2008, has Parent or any of Parent’s Affiliates directly or indirectly owned (beneficially, of record or otherwise), any Company Shares or other securities of the Company or any securities, contracts or obligations convertible into or exercisable or exchangeable for any Company Shares or other securities of the Company. Neither Parent nor any of its “affiliates” or “associates” (as such terms are defined in Section 203) is or has been, at any time since March 31, 2008, an “interested stockholder” (as such term is defined in Section 203) of the Company.

3.6  Financing.

(a) Parent has delivered to the Company accurate and complete copies of (i) a fully executed debt commitment letter (together with all annexes, schedules and exhibits thereto) from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Trust Company Americas and Morgan Stanley Senior Funding, Inc. (the “Debt Financing Commitment Letter”), and any fee letters related thereto (collectively, the “Debt Financing Fee Letter”), pursuant to the terms, but subject to the conditions, of which the counterparties thereto have committed to provide Parent and Acquisition Sub with debt financing in the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement, paying related fees and expenses and refinancing certain outstanding indebtedness of the Company (such debt financing, as it may be modified (to the extent permitted by this Agreement) pursuant to the Definitive Financing Agreements, the “Debt Financing”), and (ii) a fully executed equity commitment letter (together with the exhibit thereto) from the Guarantors (the “Equity Financing Commitment Letter” and, together with the Debt Financing Commitment Letter, the “Commitment Letters”) pursuant to the terms, but subject to the conditions, of which the Guarantors have committed to invest in Parent the cash amounts set forth therein (the equity financing represented by the investment of such amounts, as such financing may be modified (to the extent permitted by this Agreement) pursuant to the Definitive Financing Agreements, the “Equity Financing,” and together with the Debt Financing, the “Financing”); provided, however, that, solely in the case of the Debt Financing Fee Letter, accurate and complete copies have been delivered to the Company with only the fee amounts and certain terms of “market flex” redacted. None of the redacted terms referred to in the proviso to the preceding sentence would reasonably be expected to adversely affect the amount or availability of the Debt Financing on the Required Closing Date or would reasonably be expected to otherwise expand, or amend or modify in any manner adverse to Parent, Acquisition Sub or the Company, any of the conditions or other contingencies to the receipt or funding of the Debt Financing in any respect, whether by making any of such conditions or other contingencies less likely to be satisfied or otherwise.

(b) The Commitment Letters, in the forms provided to the Company by Parent, and any definitive agreements with respect to the Financing (which definitive agreements, whether entered into before or after the date of this Agreement, are referred to collectively in this Agreement as the “Definitive Financing Agreements”) are, or in the case of Definitive Financing Agreements entered into after the date of this Agreement will be, in full force and effect and are, or in the case of Definitive Financing Agreements entered into after the date of this Agreement will be, legal, valid, binding and enforceable obligations of Parent and Acquisition Sub and, to the knowledge of Parent, the other parties thereto in accordance with their respective terms and subject to (i) the respective conditions expressly set forth therein, (ii) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (iii) rules of law governing specific performance, injunctive relief and other equitable remedies. As of the date of this Agreement, no Commitment Letter or Definitive Financing Agreement has been withdrawn, terminated, repudiated, rescinded, amended or modified, in any respect, and no withdrawal, termination, repudiation, rescission, amendment or modification of any Commitment Letter or Definitive Financing Agreement is contemplated. Parent has delivered to the Company an accurate and complete copy of each Definitive Financing Agreement entered into on or prior to the date of this Agreement.

(c) As of the date of this Agreement, neither Parent nor Acquisition Sub nor, to Parent’s knowledge, any other counterparty thereto has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Commitment Letters or Definitive Financing Agreements, and to Parent’s knowledge no event has occurred or circumstance exists that, with or without notice, lapse of time or both, (i) would reasonably be expected to constitute or result in a material breach or default on the part of any Person under any of the Commitment Letters or Definitive Financing Agreements, or (ii) would reasonably be expected to constitute or result in a failure to satisfy a condition precedent or other contingency set forth in any of the Commitment Letters or Definitive Financing Agreements. Parent and Acquisition Sub have fully paid any commitment fees or other fees due and payable on or prior to the date of this Agreement in connection with the Commitment Letters or Definitive Financing Agreements. As of the date of this Agreement, neither Parent nor Acquisition Sub has received any notice or other communication from any party to any of the Commitment Letters or Definitive Financing Agreements with respect to (i) any actual or potential breach or default on the part of Parent, Acquisition Sub or any other party to any of the Commitment Letters or Definitive Financing Agreements or (ii) any actual or potential failure to satisfy any condition precedent or other contingency set forth in any of the Commitment Letters or Definitive Financing Agreements. Assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, Parent and Acquisition Sub (both before and after giving effect to any “market flex” provisions contained in the Commitment Letters and Definitive Financing Agreements): (x) have no reason to believe they will not be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Financing; (y) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (1) cause any of the Commitment Letters or Definitive Financing Agreements to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (2) cause any of the terms or conditions relating to the closing or funding of any portion of the Financing not to be met or complied with, or (3) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Commitment Letters to not be available to Parent and Acquisition Sub on a timely basis; and (z) know of no potential impediment to the funding of any of the payment obligations of Parent or Acquisition Sub under this Agreement.

(d) There are no, and there will not be any, conditions precedent or other contingencies relating to the obligation of any party to any of the Commitment Letters or Definitive Financing Agreements to fund the full amount (or any portion) of the Financing, including any condition or other contingency relating to the availability of any “market flex” provisions, other than as expressly set forth in the Commitment Letters as in effect on the date hereof. There are no side letters and (except for the Commitment Letters, the Debt Financing Fee Letters and the Definitive Financing Agreements) there are no contracts, arrangements or understandings, whether written or oral, with any lender or other Person relating to the Financing under which Parent or Acquisition Sub has or may become subject to any obligation that may otherwise affect the availability of the Financing or any portion thereof.

(e) Assuming the accuracy in all material respects of the representations and warranties of the Company set forth in Section 2.3 of this Agreement at the Required Closing Date (provided that if one or more inaccuracies in the representations set forth in the first, second and fifth sentences of Section 2.3(a) or in Section 2.3(b) would result in an increase in the amounts payable pursuant to Section 1.7, Section 1.9 or Section 4.11 of more than $5,000,000 in the aggregate, such inaccuracies will be deemed material for purposes of this sentence) and performance by the Company in all material respects of its obligations under Section 4.1, the Financing, when funded in accordance with the terms, but subject to the conditions of, the Commitment Letters and this Agreement, will provide Parent and Acquisition Sub with funds at the Effective Time sufficient to (i) pay all amounts required to be paid by Parent and Acquisition Sub under or in connection with this Agreement, (ii) pay any and all fees and expenses of or payable by Parent, Acquisition Sub or the Surviving Corporation with respect to the transactions contemplated by this Agreement, including the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company or any of its Subsidiaries contemplated by this Agreement, any of the Commitment Letters or any of the Definitive Financing Agreements, and (iv) satisfy all of the other payment obligations of Parent, Acquisition Sub and the Surviving Corporation contemplated hereunder. Neither Parent nor Acquisition Sub requires any funding or financing (other than as contemplated by the Commitment Letters) to satisfy its obligations under this Agreement.

(f) Parent and Acquisition Sub acknowledge and agree that, notwithstanding anything to the contrary contained in this Agreement, there is no financing condition or contingency relating to the obligation of Parent and Acquisition Sub to consummate the Merger.

3.7  Solvency.  Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company, any Subsidiary of the Company or any other Person. Assuming (a) that the representations and warranties of the Company in this Agreement are true and correct in all material respects as of the Effective Time, (b) that the most recent financial forecasts relating to the Company made available to Parent by the Company prior to the date of this Agreement have been prepared in good faith and on assumptions that were reasonable at the time such forecasts were prepared and continue to be reasonable, and (c) satisfaction of the conditions to Parent’s obligation to consummate the Merger, after giving effect to all of the transactions contemplated by this Agreement, including (i) the Financing (after giving effect to any “market flex” provisions exercised in accordance with the terms of the Debt Financing Commitment Letter, the Debt Financing Fee Letters and the Definitive Financing Agreements), (ii) the payment of the Per Share Amount for each of the outstanding Company Shares, (iii) any repayment or refinancing of debt contemplated by the Commitment Letters, (iv) the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and (v) the payment of all related fees and expenses, at and immediately after the Effective Time, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent at and as of the Effective Time and as of immediately after the Effective Time. For purposes of this Section 3.7:

(a) The term “Solvent,” when used with respect to any Person, means that, as of any date of determination: (i) the Fair Value and Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) the Surviving Corporation and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iii) the Surviving Corporation and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.

(b) “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(c) “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(d) “Stated Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Surviving Corporation and its Subsidiaries taken as a whole, as of the Effective Time after giving effect to the consummation of the transactions contemplated hereby, determined in accordance with GAAP consistently applied.

(e) “Identified Contingent Liabilities” means the maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of the Surviving Corporation and its Subsidiaries taken as a whole after giving effect to the transactions contemplated hereby (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Surviving Corporation.

(f) “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” means for the period from the Effective Time through the maturity date of the Debt Financing, the Surviving Corporation and its Subsidiaries taken as a whole will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of contingent liabilities) otherwise become payable.

(g) “Do not have Unreasonably Small Capital” means for the period from the Effective Time through the maturity date of the Debt Financing, the Surviving Corporation and its Subsidiaries taken as a whole after consummation of the transactions contemplated hereby is a going concern and has sufficient capital to ensure that it will continue to be a going concern for such period.

3.8  Guarantee.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantee. The Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantors (subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies) and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Guarantee.

3.9  No Competing Business.  Except as disclosed to the Company in writing prior to the date hereof, neither Parent nor any of its Affiliates is engaged in, and neither Parent nor any of its Affiliates beneficially owns any equity interest or voting securities (including any equity interest or voting securities that may be acquired through the conversion or exchange of securities or the exercise of options, warrants or other rights) in or of any Person engaged in, (a) any business involving the provision of enterprise software applications or related services to the education industry or (b) any other business that competes with any business of the Company or any of its Subsidiaries that, in the case of either clause “(a)” or clause “(b),” would reasonably be expected to have an adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger or any of the other transactions contemplated hereby in accordance with the terms of this Agreement.

3.10  Information in Proxy Statement.  None of the information supplied or to be supplied by or on behalf of Parent, Acquisition Sub or Guarantor for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to Company Stockholders or at the time of the Company Stockholder Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.11  Absence of Certain Agreements.  As of the date of this Agreement, none of Parent, Acquisition Sub and their Affiliates has entered into any contract, arrangement or understanding, whether oral or written, or has authorized, committed or agreed to enter into any contract, arrangement or understanding, whether oral or written, pursuant to which: (a) any holder of Company Shares would be entitled to receive consideration of a different amount or nature than the consideration set forth in Section 1.5(c) or pursuant to which any holder of Company Shares has agreed or would agree to vote to adopt this Agreement or has agreed or would agree to vote against any Alternative Acquisition Proposal; or (b) any employee of the Company has agreed or would agree to (i) remain as an employee of the Surviving Corporation or any Subsidiary of the Surviving Corporation following the Effective Time at a compensation level in excess of such employee’s current compensation level (other than pursuant to any employment contract with the Company or any Subsidiary of the Company in effect as of the date hereof), (ii) contribute any portion of such employee’s Company Shares, Company Options or other equity awards to the Company, the Surviving Corporation, any Subsidiary of the Company, Parent or any Affiliate of Parent, or otherwise “roll-over” any portion of such Company Shares, Company Options or other equity awards, or (iii) receive any capital stock or equity securities of the Company, the Surviving Corporation, any Subsidiary of the Company, Parent or any Affiliate of Parent.

3.12  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of the Affiliates of Parent or Acquisition Sub, other than any such fee or commission that will be paid by Parent or on behalf of Parent by an Affiliate of Parent.

3.13  Investigation; No Other Representations or Warranties.

(a) Each of Parent and Acquisition Sub has conducted its own investigation of the Company and each Subsidiary of the Company. Each of Parent and Acquisition Sub and their respective Affiliates possesses such knowledge of and experience in financial and business matters relating to owning and operating businesses similar to those of the Company and the Subsidiaries of the Company that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement.

(b) Except for the representations and warranties expressly set forth in Section 2, none of Parent nor Acquisition Sub has relied upon or otherwise been induced by any express or implied representation or warranty with respect to the Company or any Subsidiary of the Company, or with respect to any information provided or made available to Parent or Acquisition Sub or any representative of Parent or Acquisition Sub in connection with the transactions contemplated hereby. Neither the Company nor any Affiliate or representative of the Company will have or will be or become subject to any liability or any indemnification or other obligation to Parent or Acquisition Sub or any other Person resulting from the distribution to or the use by Parent, Acquisition Sub or any other Person of any such information, including any information, documents, projections, forecasts or other material made available to Parent, Acquisition Sub or any other Person in any data room or management presentation; provided, however, that Parent and Acquisition Sub shall be entitled to rely on the representations and warranties contained in Section 2.

Section 4 COVENANTS

4.1  Interim Operations of the Company.  The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing and the date of termination of this Agreement, except (i) to the extent Parent shall otherwise consent in writing, which consent (other than in the case of clauses “(h)” and “(j)(iii),” and clause “(o)” solely with respect to clauses ‘‘(h)” and “(j)(iii)”) shall not be unreasonably withheld, conditioned or delayed, (ii) as set forth in the Disclosure Schedule, (iii) as expressly required, contemplated or permitted by this Agreement, (iv) as may be necessary to carry out the transactions contemplated by this Agreement, or (v) as may be required to comply with any Legal Requirements, (1) the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business and shall use, and shall cause each Company Subsidiary to use, its reasonable best efforts to preserve its business organizations intact and its commercially reasonable efforts to maintain existing relations and goodwill with customers, suppliers (including business partners and other Persons with which the Company has material business relationships) and employees, and (2) the Company shall not (and shall not permit any Company Subsidiary to):

(a) amend its Organizational Documents;

(b) split, combine, subdivide or reclassify any shares of its capital stock or other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests;

(c) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interests of any Company Subsidiaries (except dividends paid by any direct or indirect wholly-owned Company Subsidiary to the Company or to any other direct or indirect wholly-owned Company Subsidiary);

(d) (i) merge or consolidate the Company or any Company Subsidiary with any other Entity, (ii) make any acquisition or divestiture (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division or material assets thereof, (iii) form any material Subsidiary or acquire or divest any equity interest in any other Entity, or (iv) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution or other reorganization of the Company or any of the Company Subsidiaries (other than the Merger), in each case other than (A) purchases of inventory in the ordinary course of business, (B) purchases of assets (other than capital assets, the permitted expenditures for which are addressed in Section 4.1(m)) up to an amount equal to $7,500,000 in the aggregate, (C) acquisitions pursuant to contracts in effect as of the date of this Agreement, true and correct copies of which have been made available to Parent prior to the date hereof, (D) acquisitions (other than those set forth in clauses “(A),” “(B)” and “(C)” of this sentence) and divestitures with an aggregate value or purchase price for all such acquisitions and divestitures not in excess of the amount set forth in Part 4.1(d) of the Disclosure Schedule and (E) any equity interest constituting a short term investment made in the ordinary course of business;

(e) except in connection with any transaction solely between the Company and any Subsidiary or Subsidiaries of the Company or among any Subsidiaries of the Company, issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of, or securities convertible into or exchangeable for, or options, warrants or rights to acquire, any shares of, its capital stock or other equity interests, other than (i) Company Shares issuable upon exercise of Company Options outstanding on the date of this Agreement, (ii) Company Shares issuable pursuant to Company Restricted Stock Units outstanding on the date of this Agreement, (iii) Company Shares issuable upon conversion of the Convertible Debt outstanding on the date of this Agreement, and (iv) in satisfaction of contractual commitments existing on the date of this Agreement;

(f) except in connection with any transaction solely between the Company and any Subsidiary or Subsidiaries of the Company or among any Subsidiaries of the Company, transfer, lease, license, surrender, abandon or allow to lapse or expire or otherwise dispose of, or cause to become subject to any Lien (other than a Permitted Encumbrance), any material assets of the Company or any Company Subsidiary, other than (i) in the ordinary course of business, (ii) pursuant to contracts or commitments existing as of the date of this Agreement, or (iii) as security for any borrowings permitted by Section 4.1(h);

(g) repurchase, redeem or otherwise acquire any Company Shares, except (i) Company Shares repurchased from employees or consultants or former employees or consultants of the Company or any Subsidiary of the Company pursuant to the exercise of repurchase rights existing on the date of this Agreement or as set forth on Part 4.1(g) of the Disclosure Schedule or (ii) Company Shares received in payment of the exercise price, or received in payment of withholding taxes incurred, in connection with the exercise of Company Options outstanding on the date of this Agreement or the lapse of restrictions on restricted Company Shares or Company Restricted Stock Units outstanding on the date of this Agreement;

(h) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any Company Subsidiary, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any direct or indirect wholly-owned Company Subsidiary) for borrowed money, except for (i) short-term borrowings incurred in the ordinary course of business, (ii) borrowings and issuances of letters of credit pursuant to existing credit facilities or pursuant to any modifications, renewals or replacements of any such credit facilities, in the ordinary course of business or with respect to the repayment or repurchase of the Convertible Debt in accordance with its terms, and (iii) purchase money financings and capital leases entered into in the ordinary course of business, in all cases of clauses “(i)” through ‘‘(iii),” that would not exceed at any time the sum of (A) the aggregate principal amount of such indebtedness and obligations outstanding as of the date of this Agreement, plus (B) $10,000,000, in the aggregate, or (y) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any Company Subsidiary or Subsidiaries) in excess of $2,000,000 in the aggregate;

(i) (i) amend, modify or terminate any Company Plan in a manner that materially increases the cost associated with such Company Plan, (ii) increase the compensation, severance or employee benefits or increase the fringe benefits in any material amount of any present or former director, executive officer, employee or consultant of the Company or any Company Subsidiary, (iii) enter into any Company Plan with any director or executive officer of the Company, or (iv) make any new equity awards to any current or former director or executive officer of the Company, except for (A) amendments determined by the Company in good faith to be required to comply with applicable Legal Requirements or contractual obligations in effect on the date of this Agreement, (B) increases required pursuant to any contract or Company Plan as in effect on the date hereof, and (C) salary increases and bonuses paid or granted to employees (other than executive officers) in the ordinary course of business;

(j) (i) materially modify, amend or terminate any Material Contract or waive, release or assign any material rights under any Material Contract, except in the ordinary course of business or where the modification, amendment or termination of, or the waiver, release or assignment of such material rights under, such Material Contract is not, or would not be, material to the Company and its Subsidiaries, taken as a whole, (ii) enter into any new contract that, if entered into prior to the date of this Agreement, would have been required to be listed in Part 2.8 of the Disclosure Schedule as a Material Contract, other than in the ordinary course of business or (iii) amend or modify the Engagement Letter;

(k) change any of its methods of accounting or accounting practices in any material respect other than as required by GAAP, Regulation S-X, or any other rule or regulation promulgated by the SEC, and with respect to any foreign Company Subsidiaries, changes required by any other Legal Requirement related to accounting or accounting practices;

(l) (i) make any tax election, except for elections made in the ordinary course of business, (ii) enter into any settlement or compromise of any tax liability, except as required by applicable Legal Requirements, (iii) file any amended tax return that would result in a change in tax liability, taxable income or loss, except as required by applicable Legal Requirements, (iv) change any annual tax accounting period, except as required by applicable Legal Requirements, (v) enter into any closing agreement relating to any tax liability, or (vi) give or request any waiver of a statute of limitation with respect to any tax return, except in the case of each of clauses “(i)” through “(vi)” that would not result in an aggregate cost to the Company or the Company Subsidiaries in excess of $2,000,000;

(m) make any capital expenditures that are not contemplated by the capital expenditure budget set forth in Part 4.1(m) of the Disclosure Schedule (“Non-Budgeted Capital Expenditures”), except that the Company or any Subsidiary of the Company may make Non-Budgeted Capital Expenditures that do not exceed $5,000,000 individually and in the aggregate;

(n) settle or compromise any litigation, claim or other proceeding against the Company or any Company Subsidiary, other than settlements or compromises where the amounts paid by the Company and the Company Subsidiaries in settlement or compromise (net of insurance proceeds) do not exceed the amount set forth in Part 4.1(n) of the Disclosure Schedule; provided, however, that the foregoing shall not permit the Company or any of its Subsidiaries to settle any litigation, claim or other proceeding that would impose material restrictions or changes on the business or operations of the Company or any Company Subsidiaries; or

(o) enter into a binding agreement committing to take any of the actions described in clauses ‘‘(a)” through “(n)” of this sentence.

4.2  No Solicitation; Change in Recommendation.

(a) The Company and its Subsidiaries will not, and the Company shall instruct and use its reasonable best efforts to cause its Representatives not to:

(i) solicit, initiate or knowingly encourage (including by way of providing access to non-public information) the submission to the Company of any inquiry from any Person or group of Persons relating to, or any proposal or offer from any Person or group of Persons for, any (A) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction, whether in a single transaction or a series of related transactions, pursuant to which any Person or group of Persons (or the stockholders of any Person other than the Company or any of its Subsidiaries) would own, directly or indirectly, 20% or more of the outstanding equity securities of the Company or of the surviving entity in any such transaction or the resulting direct or indirect parent of the Company or such surviving entity, (B) any purchase (including by means of a tender offer, exchange offer or otherwise), in each case, whether in a single transaction or a series of related transactions, that results or, if consummated, would result in any Person or group of Persons owning, directly or indirectly, 20% or more of outstanding shares of the capital stock of the Company or (C) any direct or indirect acquisition or purchase by any Person or group of Persons from the Company or any Subsidiary of the Company in any manner, in each case, whether in a single transaction or a series of related transactions, of assets (including capital stock of any Company Subsidiaries) representing 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company’s board of directors) or the consolidated revenues of the Company, in the case of each of clauses “(A),” “(B)” and “(C),” other than the Merger (any such proposal or offer being referred to in this Agreement as an ‘‘Alternative Acquisition Proposal”);

(ii) engage in any discussions or negotiations, with any Person that has made an Alternative Acquisition Proposal or an inquiry relating to an Alternative Acquisition Proposal or with any Representative of such Person, regarding such Alternative Acquisition Proposal or inquiry; or

(iii) grant any waiver, amendment or release under any standstill or any confidentiality agreement to which it is a party (for the avoidance of doubt, other than any automatic termination or release from a standstill or confidentiality agreement in effect on the date of this Agreement in accordance with its terms as in effect on the date of this Agreement) or under any applicable Takeover Statute (in each case, other than to Parent or Acquisition Sub) in order to permit the making of an Alternative Acquisition Proposal, unless the Company’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements. For the avoidance of doubt, nothing contained in this Agreement shall prohibit the Company from granting (without the permission of Parent or Acquisition Sub) a consent or waiver under any nondisclosure provision of confidentiality agreement in order to permit the other party thereto or any of such other party’s Representatives to disclose any information in such party’s possession as of the date of this Agreement to (a) any Affiliate of such other party, (b) any existing or prospective investor or financing source of such party, or (c) any Representative of any such Affiliate or existing or prospective investor or financing source.

The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 4.2 by any Subsidiary or Representative of the Company shall be a breach of this Section 4.2 by the Company. The Company shall immediately cease and cause to be terminated any solicitation, encouragement (including by way of providing access to non-public information), discussions or negotiations with any Person conducted prior to the date of this Agreement by the Company or any Subsidiary of the Company or Representatives thereof with respect to any actual or potential Alternative Acquisition Proposal and request that all non-public information provided to such Person by or on behalf of the Company or any Subsidiaries or Representatives of the Company in connection with such solicitation, encouragement, discussions or negotiations be returned or destroyed.

(b) Notwithstanding the foregoing, if, at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received a written inquiry or Alternative Acquisition Proposal that the Company’s board of directors or any committee thereof determines in good faith to be bona fide, (ii) the Company’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such inquiry or Alternative Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (iii) the Company’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements and (iv) such inquiry or Alternative Acquisition Proposal did not result from a material breach of this Section 4.2 by the Company, any Company Subsidiary or any of the Company’s Representatives, then the Company and its Subsidiaries and Representatives may (A) engage in any discussions or negotiations regarding such inquiry or Alternative Acquisition Proposal with the Person or group of Persons making such inquiry or Alternative Acquisition Proposal and with any Representative or Affiliate of, and any potential financing source for, such Person or group of Persons and (B) provide the Person or group of Persons making such inquiry or Alternative Acquisition Proposal, and any Representative or Affiliate of or potential source of financing for such Person or group of Persons, any non-public or other information regarding the Company, any Subsidiary of the Company or any other matter; provided, however, that (1) prior to engaging in any such discussions or negotiations with such Person or group of Persons or their Representatives concerning, or providing any material non-public information regarding the Company or any Subsidiary of the Company to such Person or group of Persons or their Representatives in response to, such inquiry or Alternative Acquisition Proposal, the Company gives Parent written notice of the Company’s intention to engage in discussions or negotiations with, or furnish material non-public information to, such Person or group of Persons or their Representatives, (2) prior to providing any material non-public information regarding the Company or any Subsidiary of the Company to such Person or group of Persons or their Representatives in response to such inquiry or Alternative Acquisition Proposal, the Company enters into an Acceptable Confidentiality Agreement with such Person or group of Persons or a Representative thereof (unless an Acceptable Confidentiality Agreement is already in effect with such Person or group of Persons or with any Affiliate or Representative of such Person or group of Persons), and (3) prior to providing any material non-public information regarding the Company or any Subsidiary of the Company to such Person or group of Persons or any Representative or Affiliate of such Person or group of Persons in response to such inquiry or Alternative Acquisition Proposal, the Company makes such material non-public information available to Parent (to the extent such material non-public information has not been previously made available to Parent or any of Parent’s Representatives).

(c) Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, the Company shall, as promptly as practicable (but, in any event, within 24 hours after any director, officer or financial advisor of the Company is notified of the receipt thereof), notify Parent in writing in the event that the Company or any Subsidiary of the Company or any Representative thereof receives (i) any Alternative Acquisition Proposal, (ii) any request for non-public information in connection with any Alternative Acquisition Proposal or (iii) any request for discussions or negotiations relating to any Alternative Acquisition Proposal. Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, such notification shall indicate the identity of the Person making such Alternative Acquisition Proposal or, and, in the case of an Alternative Acquisition Proposal, the material terms and conditions of such Alternative Acquisition Proposal (and any material modifications thereto) (it being understood that if any of the foregoing is prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, the parties shall use reasonable best efforts to seek a manner of disclosure of such information that would not reasonably be expected to result in potential liability to the Company or any of its Subsidiaries). Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, the Company shall keep Parent informed of any material developments with respect to any such Alternative Acquisition Proposal (including any material modifications thereto). For the avoidance of doubt, prior to engaging in any discussions or negotiations with, or providing any non-public or other information to, any Person which has a confidentiality agreement or similar agreement with the Company or any Subsidiary or Representative of the Company entered into prior to the date hereof that is not an Acceptable Confidentiality Agreement, the Company shall either enter into with such Person a new confidentiality agreement that constitutes an Acceptable Confidentiality Agreement or amend such existing confidentiality agreement or similar agreement such that it will constitute an Acceptable Confidentiality Agreement.

(d) Neither the Company’s board of directors nor any committee thereof shall (i)(A) withdraw or qualify, change or modify, in a manner adverse to Parent, or publicly propose to withdraw or qualify, change or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) publicly recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Alternative Acquisition Proposal or (C) fail to include the Company Board Recommendation in the Proxy Statement (any action described in this clause “(i)” being referred to as a “Recommendation Change”) or (ii) approve or publicly recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of the Subsidiaries of the Company to execute or enter into with any Person that makes an Alternative Acquisition Proposal (or with any Representative of any such Person), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Alternative Acquisition Proposal, other than any Acceptable Confidentiality Agreement (an “Acquisition Agreement”).

(e) Notwithstanding Section 4.2(d) or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company’s board of directors may, if the Company’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements, (1) make a Recommendation Change in response to (A) a Superior Proposal that did not result from a material breach by the Company, any of its Subsidiaries or any of its Representatives of this Section 4.2 or (B) an Intervening Circumstance, and (2) in response to a Superior Proposal that did not result from a material breach by the Company, any of its Subsidiaries or any of its Representatives of this Section 4.2, cause the Company to terminate this Agreement pursuant to Section 6.1(e); provided, that,

(i) with respect to a Recommendation Change due to an Intervening Circumstance, no such Recommendation Change may be made unless (A) the Company shall have delivered to Parent a written notice advising Parent that the Company’s board of directors intends to effect a Recommendation Change as a result of an Intervening Circumstance (a “Notice of Recommendation Change”) and specifying the reasons therefor and describing such Intervening Circumstance in reasonable detail, (B) at least three business days shall have elapsed following the delivery of such Notice of Recommendation Change, (C) during such period of three business days, the Company shall have negotiated in good faith with Parent (if Parent shall have requested in writing that the Company so negotiate) in an attempt to make such adjustments to the terms and conditions of this Agreement as would enable the Company’s board of directors to determine not to effect a Recommendation Change, and (D) the Company’s board of directors shall have in good faith taken into account any changes to the terms and conditions of this Agreement and the Guarantee that are reflected in any proposed definitive amendments that were countersigned by Parent, Acquisition Sub and the Guarantors, as applicable, and delivered by Parent to the Company during such period of three business days; and

(ii) with respect to a Recommendation Change in response to a Superior Proposal that did not result from a material breach by the Company of Section 4.2, no such Recommendation Change may be made, and no termination of this Agreement pursuant to Section 6.1(e) may be made, unless (1) the Company shall have delivered to Parent a written notice advising Parent that the Company’s board of directors intends to make a Recommendation Change and/or terminate this Agreement pursuant to Section 6.1(e) (a “Notice of Superior Proposal”) specifying the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, accompanied by a copy of the then-current form of any acquisition agreement, merger agreement or similar agreement with respect to such Superior Proposal that the Company has received from the Person that made such Superior Proposal, together with copies of any commitment letters or similar material documents received by the Company with respect to any financing for such Superior Proposal (provided, that, in the case of any material documents relating to debt financing, the fee amounts and certain “market flex” terms may be redacted); (2) at least three business days shall have elapsed following the delivery of such Notice of Superior Proposal (it being agreed that any amendment to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal, except that the applicable time period for purposes of this Section 4.2(e)(ii) with respect to a new Notice of Superior Proposal shall be reduced to 48 hours from the three business days otherwise contemplated); (3) during such period of three business days (or, if applicable, such 48-hour period) following the delivery of such Notice of Superior Proposal, the Company shall have negotiated in good faith with Parent (if Parent shall have requested in writing that the Company so negotiate) in an attempt to make such adjustments to the terms and conditions of this Agreement and the Guarantee as would enable the Company’s board of directors to determine not to make a Recommendation Change and/or terminate this Agreement pursuant to Section 6.1(e); and (4) the Company’s board of directors shall have in good faith taken into account any changes to the terms and conditions of this Agreement and the Guarantee that are reflected in any proposed definitive amendments thereto that were countersigned by Parent, Acquisition Sub and the Guarantors, as applicable, and were delivered by Parent to the Company during such period of three business days (or, if applicable, such 48-hour period).

(f) Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company or its board of directors from (i) making any disclosure to holders of Company Shares or (ii) taking and disclosing to its stockholders a position with respect to a tender or exchange offer contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, in the case of each of clauses “(i)” and “(ii),” if the Company’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements (it being understood, however, that this Section 4.2(f) shall not be deemed to permit the Company’s board of directors to make a Recommendation Change or take any other actions contemplated by Section 4.2(e) except, in each case, to the extent permitted by, and subject to the terms and conditions of, Section 4.2(e)) (for the avoidance of doubt, it being agreed that the issuance by the Company or its board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Recommendation Change)), or (iii) furnishing a copy or excerpts of this Agreement to any Person (or to any Representative of a Person) that makes any Alternative Acquisition Proposal or that makes any inquiry that would reasonably be expected to lead to an Alternative Acquisition Proposal. If (i) any public announcement regarding an Alternative Acquisition Proposal is made by the Company, any of its Subsidiaries or Representatives or the Person making such Alternative Acquisition Proposal, (ii) within three business days following such public announcement, Parent delivers to the Company in writing a request that the Company’s board of directors expressly publicly reaffirm the Company Board Recommendation (it being agreed that Parent may make only two such requests in the aggregate during the term of this Agreement), (iii) the Company’s board of directors does not expressly publicly reaffirm the Company Board Recommendation during the period of ten business days following the delivery to the Company of such request and (iv) the Company’s board of directors does not make a Recommendation Change during such period of ten business days, then, solely for purposes of Section 6.1(d), the Company shall be deemed to have made a Recommendation Change on the last day of such period of ten business days.

4.3  Meeting of the Company’s Stockholders.

(a) As promptly as practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Company Stockholder Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Parent shall provide to the Company all information concerning Parent and its Affiliates that may be reasonably requested by the Company in connection with the Proxy Statement (including all information required pursuant to the Exchange Act, Delaware law and other applicable Legal Requirements) and the Company and Parent shall reasonably cooperate with each other in connection with the preparation of the Proxy Statement and the resolution of any comments received from the SEC or the staff of the SEC with respect thereto. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC with respect to the Proxy Statement or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement and to make any amendments or filings that may be necessary in connection therewith. The Company shall cause the mailing of the definitive Proxy Statement to the Persons who are stockholders of the Company as of the record date established for the Company Stockholder Meeting to commence as promptly as reasonably practicable after the date the SEC staff advises the Company that it has no further comments thereon or that the Company may commence mailing the Proxy Statement (such date, the “Proxy Clearance Date”), but in no event later than eight business days after the Proxy Clearance Date. The Company shall provide Parent with a reasonable opportunity to review and comment on (i) the draft of the Proxy Statement (including each amendment or supplement thereto), and (ii) all written responses to requests for additional information by and written replies to comments of the SEC, prior to filing the draft of the Proxy Statement with or sending written responses to the SEC and the Company shall consider such comments in good faith. If, at any time prior to the Company Stockholder Meeting, any information with respect to any party hereto should be discovered by such party which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Legal Requirements, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC.

(b) The Company’s board of directors shall, as promptly as reasonably practicable following the Proxy Clearance Date, but in no event later than five business days after the Proxy Clearance Date, establish a record date for, duly call and give notice of, and, as promptly as reasonably practicable following the Proxy Clearance Date, take all reasonable action necessary to convene and hold, a meeting of holders of Company Shares to obtain the Company Stockholder Approval for the adoption of this Agreement (in each case, in accordance with applicable Legal Requirements and the requirements of the Company’s Organizational Documents) (the “Company Stockholder Meeting”), and, unless the Company’s board of directors shall have effected a Recommendation Change in accordance with Section 4.2(e), (i) the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement, and (ii) the Company shall include the Company Board Recommendation in the Proxy Statement.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholder Meeting to the extent necessary (i) to enable the Company to comply with its Organizational Documents and applicable Legal Requirements, (ii) to enable the Company’s board of directors to comply with its fiduciary duties under applicable Legal Requirements with respect to disclosure to Company Stockholders of material information, and (iii) to ensure that the Company Stockholders are provided with any supplement or amendment to the Proxy Statement sufficiently in advance of the vote to be held at the Company Stockholder Meeting. In addition, if, on the date for which the Company Stockholder Meeting is scheduled (taking into account any adjournment or postponement of the Company Stockholder Meeting pursuant to the previous sentence) (the “Meeting Date”), the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Stockholder Approval for the adoption of this Agreement (whether or not a quorum is present) or to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, then (x) the Company may elect to postpone or adjourn the Company Stockholder Meeting and (y) at Parent’s written request the Company shall adjourn the Company Stockholder Meeting; provided, however, that with respect to this sentence, (A) the Company may elect any such postponement or adjournment, and Parent may elect such adjournment, on only one occasion each, and (B) in no such event shall the Company Stockholder Meeting be postponed or adjourned pursuant to this sentence beyond seven business days following the Meeting Date.

4.4  Filings; Other Action.

(a) Each of the Company, Parent and Acquisition Sub shall: (i) promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, the Exchange Act and other applicable Legal Requirements with respect to the Merger; and (ii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Parent, Acquisition Sub and the Company shall use reasonable best efforts to: (A) promptly take, or cause to be taken, all actions, and do, or cause to be done, all things necessary to cause the conditions set forth in Section 5 to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation needed to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (B) promptly provide any information requested by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement; (C) in the event any Legal Requirement is adopted or issued by a Governmental Entity or court prohibiting the consummation of the Merger or any administrative or judicial action or Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any of the transactions contemplated by this Agreement, to repeal such Legal Requirement and contest and resist any Order or Legal Proceeding, including defending through litigation on the merits any claim asserted in any court by any Person; and (D) have vacated, lifted, reversed or overturned any Legal Requirement, whether temporary, preliminary or permanent, that prohibits, prevents or restricts consummation of any of the transactions contemplated by this Agreement. In furtherance and not in limitation of the provisions of this Section 4.4(a), each of the parties, as applicable, agrees to cause to be prepared and filed as promptly as practicable, but in any event within ten days after the date of this Agreement, a Notification and Report Form pursuant to the HSR Act.

(b) Without limiting the generality of anything contained in Section 4.4(a) or Section 4.4(c), each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Legal Proceeding by or before any court or Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, and (iii) promptly inform the other parties of any communication sent or received by such party to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. Each party hereto shall consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Legal Requirement, in connection with any such request, inquiry, investigation or Legal Proceeding, each party hereto shall permit authorized representatives of the other parties (1) to be present at each meeting or conference with a representative of a Governmental Entity relating to such request, inquiry, investigation or Legal Proceeding and (2) to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation or Legal Proceeding.

(c) Notwithstanding anything to the contrary set forth in this Agreement, to the extent necessary in order to (i) obtain any needed consent, approval or clearance from any Governmental Entity, (ii) avoid any challenge or action by any Governmental Entity to prevent or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, or (iii) otherwise permit the Merger or any of the other transactions contemplated by this Agreement to be consummated on a timely basis, Parent shall irrevocably agree and commit to (in each case, conditioned on the consummation of the Merger): (A) cause any asset or business, or any portion of any asset or business, of Parent, any of Parent’s Affiliates, the Company or any Subsidiary of the Company to be sold, divested or otherwise disposed of; (B) enter into or cause any of its Affiliates, the Company or any Subsidiary of the Company to enter into any voting trust agreement, proxy arrangement, “hold separate” arrangement or other similar agreement or arrangement with respect to any asset or business or any portion of any asset or business; (C) cause any Intellectual Property Rights of Parent, any of Parent’s Affiliates, the Company or any Subsidiary of the Company to be licensed or made available to other Persons; and (D) cause any contractual or business relationship between Parent, any of Parent’s Affiliates, the Company or any Subsidiary of the Company and any other Person to be terminated or modified.

(d) No actions taken pursuant to or otherwise contemplated by this Section 4.4 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would occur.

4.5  Access.  During the period prior to the Effective Time, (a) upon reasonable notice, the Company shall afford Parent and the Financing Sources and any of their respective Representatives reasonable access, during normal business hours, to the Company’s and the Company’s Subsidiaries’ management team, offices and other facilities, properties, books, contracts and records and (b) the Company shall furnish promptly to Parent such reasonably available information concerning its business, personnel and properties as Parent or Parent’s Representatives may reasonably request; provided, however, that the Company shall not be required pursuant to this Agreement to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company would (i) result in the disclosure of any trade secrets, (ii) violate any contract or other obligation of the Company or any Subsidiary of the Company with respect to confidentiality or privacy, (iii) jeopardize protections afforded the Company or any Subsidiary of the Company under the attorney-client privilege or the attorney work product doctrine, (iv) violate or breach, or result in a violation or breach of, any Legal Requirement, or (v) materially interfere with the conduct of the business of the Company or any Subsidiary of the Company (provided that the parties shall use their reasonable best efforts to seek a manner of disclosure of such information that would not reasonably be expected to result in potential liability to the Company or any of its Subsidiaries). All information obtained by Parent and its Representatives pursuant to this Section 4.5 shall be subject to the terms of the Confidentiality Agreement.

4.6  Financing Covenants.

(a) Each of Parent and Acquisition Sub shall, and Parent shall cause Acquisition Sub to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the Financing on the terms and conditions set forth in the Commitment Letters (or on terms more favorable in the aggregate to Parent and Acquisition Sub), including the execution and delivery of all such instruments and documents as may be reasonably required thereunder. Without limiting the generality of the foregoing, each of Parent and Acquisition Sub shall, and Parent shall cause Acquisition Sub to:

(i) use its reasonable best efforts to maintain in full force and effect the Commitment Letters (or to the extent superseded thereby, the Definitive Financing Agreements) in accordance with the terms and subject to the conditions set forth therein;

(ii) as promptly as practicable after the date of this Agreement, use its reasonable best efforts to negotiate, execute and deliver the Definitive Financing Agreements on the terms and conditions (including “market flex” terms and conditions) contained in the Commitment Letters or on other terms more favorable in the aggregate to Parent and Acquisition Sub; provided, however, that in no event shall any of the Definitive Financing Agreements: (A) reduce the aggregate amount of the Financing provided for in the Commitment Letters (including by changing the amount of fees or original issue discount contemplated by the Commitment Letters) to an amount that is less than the aggregate amount of Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.6(e); (B) expand the conditions or other contingencies to the receipt or funding of the Financing beyond those expressly set forth in the Commitment Letters, amend or modify any of such conditions or other contingencies in a manner adverse to Parent or Acquisition Sub (including by making any such conditions or other contingencies less likely to be satisfied) or impose any new or additional condition or other contingency to the receipt or funding of the Financing; or (C) contain terms (other than those terms expressly set forth in the Commitment Letters) that would reasonably be expected to (1) prevent or delay the Effective Time or the date on which the Financing would be obtained, or (2) make the funding of Financing less likely, in any material respect, to occur;

(iii) without limiting the effect of Section 4.6(b), use its reasonable best efforts to (A) comply on a timely basis with all of its covenants and other obligations set forth in the Commitment Letters, the Debt Financing Fee Letters and the Definitive Financing Agreements and (B) satisfy all conditions and other contingencies set forth in the Commitment Letters, the Debt Financing Fee Letters and the Definitive Financing Agreements;

(iv) pay in a timely manner any commitment or other fees that are or become due and payable under or with respect to any of the Commitment Letters, Debt Financing Fee Letters or Definitive Financing Agreements on or following the date of this Agreement;

(v) use its reasonable best efforts to obtain all rating agency approvals necessary to obtain the Financing;

(vi) if necessary, comply with any “market flex” provisions contained in any of the Commitment Letters, the Debt Financing Fee Letters or the Definitive Financing Agreements in the event such “market flex” provisions are exercised in accordance with the terms, but subject to the conditions, thereof;

(vii) enforce its rights under the Commitment Letters and Definitive Financing Agreements; provided, however, that in no event shall Parent or Acquisition Sub be required under this Section 4.6(a)(vii) to bring any enforcement action against any source of Equity Financing to enforce its rights under the Equity Financing Commitment Letter (or if superseded thereby, any Definitive Financing Agreement related thereto); provided, further, that nothing in this Agreement (other than Section 7.13(b)) shall limit or otherwise affect the Company’s ability to enforce any of its rights (by litigation or otherwise) as a third party beneficiary under the Equity Financing Commitment Letter; and

(viii) otherwise use its reasonable best efforts to cause the Financing to be funded in full on or prior to the Required Closing Date.

(b) Without limiting any of its obligations hereunder, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail with respect to the status of the Financing. Parent shall deliver to the Company accurate and complete copies of the executed Definitive Financing Agreements promptly after their execution. Without limiting the generality of the foregoing, Parent shall give the Company notice as promptly as reasonably practicable (in no event later than 48 hours after obtaining actual knowledge) of (i) any material breach or default on the part of any party to any Commitment Letter or Definitive Financing Agreement, (ii) any notice from a party to any Commitment Letter or Definitive Financing Agreement of such party’s intent to not comply with any of its commitments or other material obligations under any Commitment Letter or Definitive Financing Agreement, (iii) any actual or purported withdrawal, modification, termination, rescission or repudiation of any Commitment Letter or Definitive Financing Agreement, or any provision thereof, and (iv) any other circumstance resulting in Parent no longer believing in good faith that it will be able to obtain, prior to the Required Closing Date, all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any of the Commitment Letters or Definitive Financing Agreements.

(c) Neither Parent nor Acquisition Sub shall permit any amendment, supplement or modification to be made to, or agree to permit any waiver of any provision or remedy under, any Commitment Letter, Debt Financing Fee Letter or Definitive Financing Agreement (including any amendment, supplement, modification or waiver that has the effect of changing the amount of fees to be paid or original issue discount) without the Company’s prior written consent, except that Parent and Acquisition Sub may amend, supplement or otherwise modify any Commitment Letter or Definitive Financing Agreement (including by joining one or more additional lenders or agents as parties thereto) if such amendment, supplement or modification: (i) does not reduce the aggregate amount of the Financing to an amount that is less than the aggregate amount of Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.6(e) (it being understood that, subject to the requirements of this clause “(c),” such amendment, supplement or other modification to any Commitment Letter or Definitive Financing Agreement may provide for the assignment of any portion of the commitments under the Commitment Letters to additional agents or arrangements and grant such Persons approval rights with respect to certain matters as are customarily granted to additional agents or arrangers); (ii) does not expand the conditions or other contingencies to the receipt or funding of the Financing, does not amend or modify, in a manner adverse to Parent or Acquisition Sub any of the conditions or other contingencies to the receipt or funding of the Financing (including by making any of such conditions or other contingencies less likely to be satisfied) and does not impose new or additional conditions or other contingencies to the receipt or funding of the Financing; and (iii) would not reasonably be expected to (A) prevent or delay the Effective Time or the date on which the

Financing would be obtained or (B) make the funding of the Financing less likely, in any material respect, to occur. Neither Parent nor Acquisition Sub shall agree to the withdrawal, repudiation, termination or rescission of any Commitment Letter or Definitive Financing Agreement or any provision thereof.

(d) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in any of the Commitment Letters or Definitive Financing Agreements for any reason, or any of the Commitment Letters or Definitive Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, then (without limiting any of their other obligations under Section 4.6(a)(vii) or otherwise) Parent and Acquisition Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable (but no later than one business day prior to the Required Closing Date), from the same and/or alternative financing sources, alternative financing in an amount sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.6(e); provided that (i) in no event shall Parent or Acquisition Sub be obligated to obtain alternative financing on terms and conditions that in the aggregate are less favorable to Parent or Acquisition Sub (in Parent’s reasonable judgment) or, with respect to alternative equity financing, the Guarantors (in the Guarantors’ reasonable judgment), than those set forth in the Commitment Letters as of the date of this Agreement, and (ii) such alternate financing shall not be subject to any new or additional conditions or other contingencies to the receipt or funding of the alternate financing, as compared to the conditions or other contingencies to the receipt or funding of the Financing under the Commitment Letters as in existence as of the date of this Agreement. In the event any alternative financing is obtained in accordance with this Section 4.6(d) (“Alternative Financing”), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing replaced thereby), and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letters and the Definitive Financing Agreements shall be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing (in lieu of the Commitment Letters and the Definitive Financing Agreements replaced thereby), and all obligations of Parent and Acquisition Sub pursuant to this Section 4.6 shall be applicable thereto to the same extent as Parent’s and Acquisition Sub’s obligations with respect to the Financing replaced thereby.

(e) On and after the date of this Agreement, (x) clause “(ii)” of Section 4(e) of the Confidentiality Agreement shall hereby be terminated and of no further force and effect and (y) if any portion of the Financing is not reasonably likely to become available on the terms and conditions contemplated in any of the Commitment Letters or Definitive Financing Agreements, then the provisions of the Confidentiality Agreement restricting Parent, Acquisition Sub, the Guarantor and their respective Affiliates and Representatives (as defined therein) from (i) discussing the Merger, the other transactions contemplated by this Agreement and all matters related thereto, and (ii) sharing Confidential Information (as defined therein), in each case, with any potential equity or debt financing source and its respective representatives, shall be deemed automatically waived; provided, however, that each such potential equity or debt financing source and its representatives will be deemed to be Parent’s “Representatives” (as such term is defined in the Confidentiality Agreement) for purposes of the Confidentiality Agreement.

4.7  Cooperation by the Company.  During the period on or prior to the Effective Time, upon the reasonable request of Parent, the Company shall, and shall cause its Subsidiaries to, at Parent’s sole expense, use its reasonable best efforts to cooperate with Parent in connection with the Financing, including using reasonable best efforts to: (A) assist in the preparation for and participate in a customary and reasonable number of meetings, due diligence sessions, presentations, drafting sessions, sessions with rating agencies and road shows, including to make available, at reasonable times and locations, Representatives of the Company and members of the Company’s finance department, including to assist Parent in Parent’s preparation of any required financial information (including pro forma financial information) relating to the Company or any of its Subsidiaries or projections; (B) provide reasonable assistance with the preparation of customary bank information memoranda, rating agency presentations, bank syndication materials and high-yield offering memoranda required in connection with the Debt Financing, and provide customary authorization letters authorizing the distribution of information relating to the Company and any of its Subsidiaries to prospective lenders; (C) assist in Parent’s preparation of and execute and deliver at the Closing definitive documents related to the Debt Financing on the terms contemplated by the Debt Financing Commitment Letter; (D) obtain (1) no later than the first day of the Marketing Period, drafts of customary and reasonable accountants’ comfort letters with respect to information relating to the Company which such auditors are prepared to issue upon completion of customary procedures, and (2) corporate and facilities ratings and necessary consents, approvals and authorizations in connection with the Debt Financing as reasonably requested by Parent; (E) furnish Parent and the Financing Sources with the Required Financial Information; (F) take all actions reasonably necessary to (x) permit the Financings Sources to perform due diligence and evaluate the Company’s current assets, cash management systems and accounting systems, and policies and procedures relating thereto, for the purpose of preparing bank memoranda and offering documents and establishing collateral arrangements to the extent customary and reasonable and (y) assist the Financing Sources in establishing relationships with the Company’s existing lenders; and (G) deliver notices of prepayment (contingent upon the Closing and otherwise in form and substance acceptable to the Company) and obtain customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and give any other necessary notices (contingent upon the Closing and otherwise in form and substance acceptable to the Company), to allow for the payoff, discharge and termination in full, at the Closing, of all of the Company’s indebtedness other than as set forth in Part 4.7 of the Disclosure Schedule (the “Debt Payoff”). Notwithstanding the foregoing: (a) Parent and Acquisition Sub shall ensure that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company or any Subsidiary of the Company; (b) neither the Company nor any Subsidiary of the Company shall be required to commit to take any action that (i) is not contingent upon the Closing, (ii) would be effective prior to the Effective Time, or (iii) would encumber any assets of the Company or any of its Subsidiaries prior to the Effective Time; (c) neither the Company nor any Subsidiary of the Company shall be required to (i) take any action that would result in a breach of any contract or subject it to actual or potential liability, (ii) bear any cost or expense, or (iii) pay any commitment or other fee or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Effective Time; and (d) neither the Company nor any Subsidiary of the Company, nor any of their respective directors or officers, shall (i) be required to take any action in the capacity as a member of the board of directors of the Company or any Subsidiary of the Company to authorize or approve the Financing (or any Alternative Financing), (ii) have any liability or any obligation under any Definitive Financing Agreement or any related document or other agreement or document related to the Financing (or Alternative Financing), other than any such liability or obligation of the Surviving Corporation and its Subsidiaries following the Merger, or (iii) be required to incur any other liability in connection with the Financing (or any Alternative Financing), other than any other liability incurred by the Surviving Corporation and its Subsidiaries following the Merger. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented costs, including all reasonable and documented out-of-pocket fees and expenses of counsel and other advisors, incurred by the Company or any Subsidiary of the Company in connection with such cooperation. Parent shall indemnify and hold harmless the Company and the Subsidiaries of the Company and their respective Affiliates and Representatives (collectively, the “Section 4.7 Indemnitees”) against any and all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by the Section 4.7 Indemnitees in connection with the Financing, including any information provided in connection therewith or the Company’s cooperation with respect thereto. This Section 4.7 shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Section 4.7 Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent. In the event of any merger, consolidation or other similar transaction involving Parent or in the event of any sale or other disposition by Parent of all or substantially all of its assets, Parent shall ensure that an Entity no less financially viable than Parent remains responsible for the obligations of Parent under this Section 4.7.

4.8  Reserved.

4.9  Interim Operations of Acquisition Sub.  Prior to the Effective Time, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement or the Commitment Letters.

4.10  Publicity.  The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public statements, in each case with respect to the transactions contemplated by this Agreement; provided, however, that nothing in this Section 4.10 shall limit the rights of the Company or the Company’s board of directors under Section 4.2(d) or Section 4.2(e).

4.11  Stock Options; Restricted Stock; Restricted Stock Units.  The Company (and, after the Effective Time, the Surviving Corporation) shall take all action necessary to ensure that each Company Share that constitutes unvested restricted stock of the Company immediately prior to the Effective Time (after giving effect to any accelerated vesting pursuant to Section 1.9) (each an “Unvested Company Share”) shall be converted immediately after the Effective Time into the right to receive an unfunded, unsecured cash amount equal to the Per Share Amount for each such Unvested Company Share, subject to the same forfeiture provisions applicable to such Unvested Company Share immediately prior to the Effective Time, with the applicable cash amount payable to the holder of such Unvested Company Share within two business days following the date on which the applicable forfeiture provisions lapse, except that any condition related to continued employment shall be deemed to refer to employment with the Surviving Corporation or its Affiliates.

4.12  Other Employee Benefits.

(a) Parent agrees that employees of the Company or any Subsidiary of the Company who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (each, a “Continuing Employee”) shall, for one year following the Effective Time, (i) be entitled to receive base pay (in each case, excluding equity-related compensation (including phantom equity) and any transaction bonuses, retention bonuses and similar arrangements of the Company or any Company Subsidiary) that are no less favorable in the aggregate to such Continuing Employees, respectively, as the base pay in place with respect to such Continuing Employees as of the date of this Agreement, and (ii) welfare and other employee benefits (excluding any defined benefit pension plan benefits) that are substantially comparable, in the aggregate, to such Continuing Employee as those provided as of the date of this Agreement by the Company or any Subsidiary of the Company.

(b) As of the Effective Time, each Continuing Employee shall receive full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Company or its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of the Surviving Corporation in which such Continuing Employee becomes a participant; provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. As of the Effective Time, the Surviving Corporation shall credit to each Continuing Employee the amount of vacation time that such Continuing Employee had accrued under any applicable Company Plan as of the Effective Time. With respect to each health or welfare benefit plan maintained by the Surviving Corporation for the benefit of Continuing Employees, Parent shall use its commercially reasonable efforts to ensure that its third party insurance carriers (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent, the Surviving Corporation or any Affiliate of Parent, as applicable, for the plan year in which the Effective Time occurs.

(c) Parent shall cause the Surviving Corporation to honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements and all written employment, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and the Company Subsidiaries.

(d) No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of the Company or any Company Subsidiary (including any beneficiary or dependent thereof) in respect of continued employment by the Company or any Company Subsidiary or otherwise. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation to terminate the employment of any Continuing Employee at any time and for any reason, (ii) require Parent or the Surviving Corporation to continue any Company Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) amend any Company Plans or other employee benefit plans or arrangements.

(e) The provisions of this Section 4.12 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 4.12 shall create such rights in any such persons.

4.13  Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and each Subsidiary of the Company pursuant to (i) each indemnification, advancement of expenses or similar agreement in effect between the Company or any Subsidiary of the Company and any Indemnified Party as of the date of this Agreement and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Organizational Documents of the Company or any Subsidiary of the Company as in effect as of the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to maintain in effect the indemnification, exculpation from liability and advancement of expenses provisions set forth in the Organizational Documents of the Company and each Subsidiary of the Company as in effect as of the date of this Agreement, and shall not permit the amendment (whether by merger, consolidation or otherwise), repeal or other modification of any such provisions in any manner that would adversely affect any of the rights thereunder of any Indemnified Party.

(b) Without limiting the rights of the Indemnified Parties under Section 4.13(a) or Section 4.13(c), from and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless each Indemnified Party against and from any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Legal Proceeding, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, Legal Proceeding, arbitration, investigation or inquiry arises directly or indirectly, in whole or in part, out of or pertains directly or indirectly, in whole or in part, to: (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee, fiduciary or agent of (A) the Company or any Subsidiary or other Affiliate of the Company, or (B) any employee benefit plan or other Entity or enterprise with respect to which such Indemnified Party has at any time served as a director, officer, employee, fiduciary or agent at the request of the Company or any Subsidiary of the Company (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); or (ii) any action or transaction contemplated by this Agreement or taken at the request of Parent, the Company or any Subsidiary of the Company. Notwithstanding anything to the contrary contained in this Section 4.13(b) or elsewhere in this Agreement, Parent agrees that it shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Legal Proceeding, arbitration, investigation or inquiry for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination (i) includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, Legal Proceeding, arbitration, investigation or inquiry and (ii) imposes no obligation of any nature on any Indemnified Party. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance, prior to the final disposition of any claim, Legal Proceeding, arbitration, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following any written request by an Indemnified Party therefor, all reasonable out-of-pocket costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses) incurred or expected to be incurred by such Indemnified Party in connection with any such claim, Legal Proceeding, arbitration, investigation or inquiry.

(c) From the Effective Time through the sixth anniversary of the Effective Time, Parent shall cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s directors’ and officers’ liability insurance policies in effect immediately prior to the Effective Time (the “Existing Policies”); provided, however, that (i) in no event shall Parent be required pursuant to this Section 4.13(c) to expend in any one year an amount in excess of 300% of the annual premiums payable by the Company with respect to the Existing Policies for 2011, it being understood that if the annual premiums payable in one year for such insurance coverage exceed 300% of the annual premiums payable by the Company with respect to the Existing Policies in 2011, then Parent shall be obligated to obtain a policy with the greatest coverage available for an annual premium equal to 300% of the annual premiums payable by the Company with respect to the Existing Policies in 2011, and (ii) in lieu of the foregoing, and notwithstanding anything to the contrary contained in clause “(i)” above, the Company may obtain prior to the Effective Time a prepaid “tail” policy (the “Tail Policy”) providing the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time so long as the aggregate amount paid by the Company for the Tail Policy does not exceed 300% of the annual premiums payable by the Company with respect to the Existing Policies for coverage in 2011. Parent shall cause any such Tail Policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. In the event that any of the carriers issuing or reinsuring the Tail Policy shall become insolvent or otherwise financially distressed such that any of them is reasonably likely to be unable to satisfy its financial obligations under the Tail Policy at any time during the term thereof, Parent agrees that it shall, from time to time, cause the Tail Policy to be replaced with another prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such term (the “New Tail Policy”). In such event, references in this Agreement to the Tail Policy shall be deemed to include any New Tail Policy, as applicable.

(d) The rights of each Indemnified Party under this Section 4.13 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of the Company or any Subsidiary of the Company or the Surviving Corporation, under any other indemnification or similar arrangement, under the DGCL or otherwise. This Section 4.13 shall survive the Effective Time, and is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and the Surviving Corporation. In the event of any merger, consolidation or other similar transaction involving Parent or the Surviving Corporation, or in the event of any sale or other disposition by Parent or the Surviving Corporation of all or substantially all of its assets, Parent shall ensure that the acquirer thereof shall assume the obligations of Parent and the Surviving Corporation under this Section 4.13.

(e) For purposes of this Agreement, each individual who is or was an officer or director of the Company or any Subsidiary of the Company at any time prior to the Effective Time shall be deemed to be an “Indemnified Party.”

4.14  Rule 16b-3 Actions.  Prior to the Effective Time, Parent, Acquisition Sub and the Company shall take all commercially reasonable actions as may be required to cause any dispositions of equity securities of the Company resulting from the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.15  Parent Vote.  Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Acquisition Sub, a written consent adopting the Agreement.

4.16  Redemption of Convertible Debt.  If requested by Parent within 15 days following the execution of this Agreement, the Company shall redeem the Convertible Debt in accordance with its terms, which redemption shall occur no later than 30 days prior to the Closing Date, and the Company will allow for the conversion of the Convertible Debt in accordance with its terms.

4.17  Stockholder Litigation.  The Company shall provide Parent with the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or the Company’s board of directors relating to the Merger (it being understood that the Company shall control the defense and settlement of any such litigation with counsel of its own choosing), and no such settlement shall be agreed to and entered unless Parent shall have otherwise consented in writing prior to such agreement and the entry of such settlement (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5  CONDITIONS TO THE PARTIES’ OBLIGATION TO EFFECT THE MERGER

5.1  Conditions to Obligation of Each Party.  The obligation of each party to effect the Merger shall be subject to the satisfaction or waiver of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction shall have been issued by a court of competent jurisdiction and shall be continuing that prohibits the consummation of the Merger, and no court of competent jurisdiction or other Governmental Entity shall have enacted a Legal Requirement since the date of this Agreement that shall remain in effect and prohibits the consummation of the Merger.

(c) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

5.2  Conditions to Obligations of Parent and Acquisition Sub.  The obligations of Parent and Acquisition Sub to effect the Merger shall be subject to the satisfaction or waiver of the following conditions:

(a) (i) Each of the representations and warranties of the Company contained in this Agreement, other than the Fundamental Representations, shall be accurate in all respects as of the date hereof and as of the Required Closing Date as if made on and as of the Required Closing Date (other than any such representation and warranty made as of a specific earlier date, which need be accurate in all respects only as of such earlier date), except where the failure of such representations and warranties to be accurate (considered collectively) does not constitute, and would not reasonably be expected to have, a Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all Material Adverse Effect and materiality qualifications contained therein shall be disregarded (it being understood, however, that the reference to “Material Adverse Effect” in Section 2.5(b)(i) shall not be disregarded); and (ii) each of the representations and warranties contained in Section 2.1(a), the second sentence of Section 2.2, the first, second and fifth sentences of Section 2.3(a), Section 2.3(b), Section 2.18, Section 2.19 and Section 2.20(a)(i) (the “Fundamental Representations”) shall be accurate in all material respects as of the date hereof and as of the Required Closing Date as if made on and as of the Required Closing Date (other than any Fundamental Representation made as of a specific earlier date, which need be accurate in all material respects only as of such earlier date). Solely for purposes of this Section 5.2(a), if one or more inaccuracies in the representations set forth in the first, second and fifth sentences of Section 2.3(a) or in Section 2.3(b) would result in an increase in the amounts payable pursuant to Section 1.7, Section 1.9 or Section 4.11 of more than $5,000,000 in the aggregate, such inaccuracies will be deemed material for purposes of this Section 5.2(a).

(b) All of the covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent and Acquisition Sub shall have received a certificate signed on behalf of the Company by an executive officer to the effect that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(d) have been satisfied.

(d) Since the Balance Sheet Date, there shall not have occurred any Material Adverse Effect.

5.3  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver of the following conditions:

(a) Each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement shall be accurate in all respects as of the Required Closing Date as if made on and as of the

Required Closing Date (other than any such representation and warranty made as of a specific earlier date, which need be accurate in all respects only as of such earlier date), except where the failure of such representations and warranties to be accurate would not reasonably be expected to have an adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger or any of the other transactions contemplated hereby (including the Financing) on a timely basis.

(b) All of the covenants in this Agreement that Parent and Acquisition Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) The Company shall have received a certificate signed on behalf of each of Parent and Acquisition Sub by an executive officer of Parent and Acquisition Sub to the effect that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

5.4  Frustration of Closing Conditions.  None of the Company, Parent and Acquisition Sub may rely on the failure of any condition set forth in Section 5.1, Section 5.2 or Section 5.3, as the case may be, to be satisfied if such failure was caused by such party’s failure or the failure of any Affiliate of such party to use its required efforts (to the extent required by this Agreement) to consummate the Merger and the other transactions contemplated by this Agreement or otherwise to comply with its obligations hereunder. Without limiting the generality of the foregoing, if a condition set forth in Section 5.1 or Section 5.2 shall not have been satisfied and the failure to satisfy such condition results from the failure of Parent or Acquisition Sub to use its required efforts under this Agreement to consummate the Merger and the other transactions contemplated by this Agreement or otherwise comply with its obligations hereunder, such condition shall be deemed satisfied for purposes of Section 6.1(j) and Section 6.3(b).

Section 6  TERMINATION

6.1  Termination.  This Agreement may be terminated and the Merger may be abandoned (before or after the adoption of this Agreement by the holders of Company Shares):

(a) by mutual consent of the Company, by action of its board of directors, and by Parent, by action of its board of managers, at any time prior to the Effective Time;

(b) by Parent or the Company, at any time after February 10, 2012 (the “End Date”) and prior to the Effective Time if the Effective Time shall not have occurred on or before the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure of such party (for purposes of Parent, including the failure of Acquisition Sub) to perform any covenant or other obligation required to be performed by such party (including the obligation to consummate the Merger on the Required Closing Date, and, for purposes of Parent, including any covenant or obligation required to be performed by Acquisition Sub) at or prior to the Effective Time resulted in the failure of the Effective Time to have occurred on or before the End Date;

(c) by Parent or the Company at any time prior to the Effective Time if there shall be any Legal Requirement enacted after the date of this Agreement and remaining in effect that prohibits the consummation of the Merger, or any court of competent jurisdiction shall have issued a permanent injunction prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the issuance of any such injunction results from the failure of such party (for purposes of Parent, including the failure of Acquisition Sub) to perform any covenant or other obligation in this Agreement required to be performed by such party (for purposes of Parent, including any covenant or obligation required to be performed by Acquisition Sub) at or prior to the Effective Time;

(d) by Parent at any time prior to the obtaining of the Company Stockholder Approval if the Company’s board of directors shall have made a Recommendation Change; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 6.1(d) later than the tenth day following its receipt of written notice from the Company of the making of such Recommendation Change;

(e) by the Company at any time prior to obtaining the Company Stockholder Approval if (i) the Company’s board of directors has determined to accept, and enter into one or more Acquisition Agreements with respect to, a Superior Proposal, (ii) such Superior Proposal did not result from a material breach of Section 4.2 by the Company, any Company Subsidiary or any Representative of the Company, (iii) the Company shall have complied with the terms and conditions of Section 4.2(e) with respect to such Superior Proposal, (iv) prior to or substantially concurrently with the termination of this Agreement the Company enters into one or more Acquisition Agreements with respect to such Superior Proposal, and (v) the Company immediately prior to or substantially concurrently with such termination pays to Parent (or its designee, as designated by Parent in writing) the Termination Fee;

(f) by Parent at any time prior to the Effective Time if (i) there shall be an inaccuracy as of such time in any representation or warranty of the Company contained in Section 2 (assuming such representation and warranty were made as of such time) such that the condition contained in Section 5.2(a) would not be satisfied as of such time, (ii) Parent shall have delivered to the Company a written notice of such inaccuracy, and (iii) such inaccuracy shall not have been cured in all material respects before the earlier of 20 days since the date of delivery of such written notice to the Company and one business day prior to the End Date; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(f) if there shall be an inaccuracy as of such time in any representation or warranty contained in Section 3 (assuming such representation and warranty were made as of such time), or if Parent or Acquisition Sub shall have breached any covenant or other obligation in this Agreement, such that the condition contained in Section 5.3(a) or Section 5.3(b) would not be satisfied;

(g) by the Company at any time prior to the Effective Time if (i) there shall be an inaccuracy as of such time in any representation or warranty of Parent or Acquisition Sub contained in Section 3 (assuming such representation and warranty were made as of such time) such that the condition contained in Section 5.3(a) would not be satisfied as of such time, (ii) the Company shall have delivered to Parent a written notice of such inaccuracy, and (iii) such inaccuracy shall not have been cured in all material respects before the earlier of 20 days since the date of delivery of such written notice to Parent and one business day prior to the End Date; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 6.1(g) if there shall be an inaccuracy as of such time in any representation or warranty contained in Section 2 (assuming such representation and warranty were made as of such time), or if the Company shall have breached any covenant or other obligation in this Agreement, such that the condition contained in Section 5.2(a) or Section 5.2(b) would not be satisfied;

(h) by Parent at any time prior to the Effective Time if (i) any covenant or other obligation of the Company contained in this Agreement shall have been breached such that the condition contained in Section 5.2(b) would not be satisfied, (ii) Parent shall have delivered to the Company written notice of the breach of such covenant, and (iii) such breach shall not have been cured in all material respects before the earlier of 10 days since the date of delivery of such written notice to the Company and one business day prior to the End Date in the event that such breach is curable; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(h) if there shall be an inaccuracy as of such time in any representation or warranty contained in Section 3 (assuming such representation and warranty were made as of such time), or if Parent or Acquisition Sub shall have breached any covenant or other obligation contained in this Agreement, such that the condition contained in Section 5.3(a) or Section 5.3(b) would not be satisfied;

(i) by the Company at any time prior to the Effective Time if (i) any covenant or other obligation of Parent or Acquisition Sub contained in this Agreement shall have been breached such that the condition contained in Section 5.3(b) would not be satisfied, (ii) the Company shall have delivered to Parent written notice of the breach of such covenant or other obligation, and (iii) such breach shall not have been cured in all material respects before the earlier of 10 days since the date of delivery of such written notice to

Parent and one business day prior to the End Date in the event that such breach is curable; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 6.1(i) if there shall be an inaccuracy as of such time in any representation or warranty contained in Section 2 (assuming such representation and warranty were made as of such time), or the Company shall have breached any covenant or other obligation in this Agreement, such that the condition contained in Section 5.2(a) or Section 5.2(b) would not be satisfied;

(j) by the Company at any time after the final day of the Marketing Period and prior to the Effective Time if (i) each of the conditions set forth in Section 5.1 and Section 5.2 shall have been satisfied or waived (other than the condition set forth in Section 5.2(c)), (ii) the Company shall have notified Parent in writing that it is ready, willing and able to consummate the Merger (and the Company shall not have revoked such notice), (iii) Parent and Acquisition Sub shall have failed to consummate the Merger on the Required Closing Date, (iv) the Company shall have provided written notice to Parent at least two business days prior to terminating this Agreement pursuant to this Section 6.1(j), and (v) Parent shall not have consummated the Merger by 4:00pm New York City time on such second business day; or

(k) by Parent or the Company at any time prior to obtaining the Company Stockholder Approval, if the Company Stockholder Meeting shall have been duly convened and completed and the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof contemplated by Section 4.3(c); provided, however, that in no event shall a party be permitted to terminate this Agreement pursuant to this Section 6.1(k) if the failure of such party (for purposes of Parent, including the failure of Acquisition Sub) to perform any covenant or other obligation required to be performed by such party (for purposes of Parent, including any covenant or obligation to be performed by Acquisition Sub) at or prior to the Company Stockholder Meeting resulted in the failure of the Company Stockholder Approval to be obtained.

The party desiring to terminate this Agreement pursuant to this Section 6.1 (other than pursuant to Section 6.1(a)) shall give written notice of the termination of this Agreement to the other parties hereto in accordance with Section 7.8, including a description in reasonable detail of the reasons for such termination and specifying the provision or provisions of this Agreement pursuant to which such termination is being effected.

6.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be void and of no further force or effect, without any liability or obligation on the part of the Company, Parent or Acquisition Sub; provided, however, that (a) the last four sentences of Section 4.7, this Section 6.2, Section 6.4, Section 6.5 and Section 7 shall survive the termination of this Agreement and shall remain in full force and effect, (b) except as otherwise provided in this Agreement, no such termination shall relieve Parent, on the one hand, and the Company on the other hand, of its obligation to make the payments that become payable pursuant to Section 6.3, (c) subject to the Company No-Shop Breach Liability Limitation, no such termination shall relieve the Company of any liability for any willful and intentional breach of Section 4.2, and (d) the Confidentiality Agreement and the Guarantee shall not be affected by the termination of this Agreement and shall survive any such termination in accordance with their terms.

6.3  Fees and Expenses.

(a) If this Agreement is terminated by Parent pursuant to Section 6.1(d) or by the Company pursuant to Section 6.1(e), then, within two business days after the termination of this Agreement pursuant to Section 6.1(d) or prior to or substantially concurrently with the termination of this Agreement pursuant to Section 6.1(e), as the case may be, the Company shall cause to be paid to Parent (or its designee, as designated by Parent in writing), in cash by wire transfer of immediately available funds a termination fee in the amount of $49,112,000 (the “Termination Fee”).

(b) If (i) this Agreement is terminated by the Company pursuant to Section 6.1(g), Section 6.1(i) or Section 6.1(j) and (ii) at the time of termination, each of the conditions in Section 5.1 and Section 5.2 shall have been satisfied or waived (other than the condition set forth in Section 5.2(c)), then, within two business days after the termination of this Agreement, Parent shall cause to be paid to the Company, in cash by wire transfer of immediately available funds, a termination fee in an amount equal to the sum of $106,409,000 (the “Reverse Termination Fee”).

(c) If (i) this Agreement shall have been terminated by either Parent or the Company pursuant to Section 6.1(k), (ii) Parent was not in material breach of any provision of this Agreement at the time of the termination of this Agreement that would rise to a failure of any of the conditions set forth in Section 5.3(a) or Section 5.3(b) to be satisfied at the time of termination, (iii) any Person (other than Parent or its Affiliates) shall have made an Alternative Acquisition Proposal that becomes publicly known between the date of this Agreement and the day prior to the date on which the Company Stockholder Meeting was convened, and (iv) within twelve months after such termination of this Agreement the Company shall have entered into or consummated a transaction contemplated by any Alternative Acquisition Proposal made by any Person (other than Parent and its Affiliates) that is later consummated, then within two business days after the date of the consummation of such transaction, the Company shall cause to be paid to Parent (or its designee, as designated by Parent in writing), in cash by wire transfer of immediately available funds, the Termination Fee; provided, however, that, for purposes of this Section 6.3(c), all references to “20%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “51%.”

(d) If (i) this Agreement shall have been terminated by Parent pursuant to Section 6.1(f) or Section 6.1(h), (ii) Parent was not in material breach of any provision of this Agreement at the time of the termination of this Agreement that would give rise to a failure of any of the conditions set forth in Section 5.3(a) or Section 5.3(b) to be satisfied at the time of termination, (iii) any Person (other than Parent or its Affiliates) shall have made an Alternative Acquisition Proposal that becomes publicly known between the date of this Agreement and the day prior to the date on which the Company Stockholder Meeting was convened, and (iv) within twelve months after such termination of this Agreement, the Company shall have entered into or consummated a transaction contemplated by an Alternative Acquisition Proposal made by a Person (other than Parent and its Affiliates), then within two business days after the earlier of the date of the consummation of such transaction or entering into the definitive acquisition agreement providing for such transaction, as the case may be, the Company shall cause to be paid to Parent (or its designee, as designated by Parent in writing), in cash by wire transfer of immediately available funds, an amount equal to the Termination Fee (less the amount of Expenses paid by the Company pursuant to Section 6.3(e)); provided, however, that, for purposes of this Section 6.3(d), all references to “20%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “51%.”

(e) If this Agreement shall have been terminated by Parent pursuant to Section 6.1(f) or Section 6.1(h), then the Company shall pay to Parent (or as otherwise directed by Parent) an amount equal to the sum of Parent’s and Acquisition Sub’s Expenses by wire transfer of immediately available funds, within two business days after written request by Parent; provided, however, that the amount of any payment by the Company of such Expenses shall be credited against the amount of any Termination Fee that may subsequently become payable.

(f) Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement. Accordingly, if Parent or the Company fails to pay when due any amount payable pursuant to this Section 6.3, then: (i) such party shall reimburse the other party for all fees, costs and expenses (including legal fees) incurred in connection with any action taken to collect payment and in connection with the enforcement by the other party of its rights under this Section 6.3; and (ii) such party shall pay to the other party interest on the overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to such other party in full) at a rate per annum 300 basis points over the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee or Parent be required to pay the Reverse Termination Fee on more than one occasion, whether or not the Termination Fee or Reverse Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times or upon the occurrence of different events.

6.4  Company Exclusive Remedy; Parent Maximum Liability.  Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.13:

(a) The Company’s (i) right to terminate this Agreement pursuant to Section 6.1 and receive the Reverse Termination Fee pursuant to Section 6.3(b), (ii) right to any amounts that may be payable pursuant to Section 6.3(f) and Section 7.13(c), and (iii) reimbursement rights under Section 7.6, (together with the indemnification rights provided for in Section 4.7 and the Company’s rights to enforce the Guarantee) shall constitute the sole and exclusive remedies of the Company (whether at law, in equity, in contract, in tort or otherwise, but without prejudice to clause “(c)” below and the remedy of specific performance set forth in Section 7.13) against Parent, Acquisition Sub, the Guarantors and the Financing Sources, and each of their respective former, current and future direct or indirect equity holders, controlling persons, partners, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners and assignees (collectively, “Parent Related Parties”) for any losses or damages of any kind for, or with respect to, this Agreement (including any breach of this Agreement by Parent or Acquisition Sub), the Commitment Letters, the Definitive Financing Agreements or the Guarantee, the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of such breach, termination or failure.

(b) The maximum aggregate liability of Parent and Acquisition Sub (including for damages) in connection with this Agreement or any of the transactions contemplated hereby (but without prejudice to the remedy of specific performance set forth in Section 7.13) shall be limited to the lesser of (x) the sum of (i) the amount of the Reverse Termination Fee payable pursuant to Section 6.3(b), (ii) the amount of any expenses reimbursable pursuant to Section 6.3(f), and (iii) the amounts payable pursuant to Section 4.7, Section 7.6 and Section 7.13(c), and (y) the Parent Liability Limitation Amount (the lesser of the sum referred to in clause “(x)” and the Parent Liability Limitation Amount being referred to as the ‘‘Parent Liability Cap”). In no event shall the Company be permitted to obtain, nor shall it permit any of its Representatives or any other Person acting on its behalf to obtain, any monetary recoveries or awards (A) in excess of the Parent Liability Cap against the Parent Related Parties (in the aggregate), or (B) for any consequential, special, indirect or punitive damages for, or with respect to, this Agreement (including any breach of this Agreement by Parent or Acquisition Sub), the Commitment Letters, the Definitive Financing Agreements or the Guarantee, the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of such breach, termination or failure.

(c) Parent and Acquisition Sub acknowledge that the Company may pursue, simultaneously or otherwise, both a grant of specific performance in accordance with Section 7.13 and the other remedies provided for in this Agreement; provided, however, that in no event shall the Company be entitled to obtain both: (x) the Reverse Termination Fee (plus any amounts that may become payable pursuant to Section 6.3(f)); and (y) specific performance of this Agreement resulting in the consummation of the Merger.

(d) Parent and Acquisition Sub acknowledge that nothing in this Section 6.4 shall be deemed to affect the right of the Company to obtain specific performance pursuant to and in accordance with Section 7.13 prior to the termination of this Agreement.

(e) Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Section 6.4 are expressly intended to benefit, and are enforceable by, each of the Parent Related Parties.

6.5  Parent Exclusive Remedy; Company Maximum Liability.  Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.13:

(a) Parent’s (i) right to terminate this Agreement pursuant to Section 6.1 and receive (or have its designee, as designated by Parent in writing, receive) the Termination Fee pursuant to Section 6.3(a), Section 6.3(c) or Section 6.3(d) (plus any amounts that may become payable pursuant to Section 6.3(f)), (ii) right to receive Parent’s and Acquisition Sub’s Expenses pursuant to Section 6.3(e), and (iii) right to pursue damages solely for willful and intentional breaches of Section 4.2 (subject in all respects to the Company No-Shop Breach Liability Limitation) shall constitute the sole and exclusive remedies of Parent, Acquisition Sub and the Guarantors (whether at law, in equity, in contract, in tort or otherwise, but without prejudice to the remedy of specific performance set forth in Section 7.13) against the Company and its Subsidiaries and each of their respective stockholders, former, current and future directors, officers, employees, agents, Affiliates and assignees (the Company, its Subsidiaries and such other Persons being referred to collectively in this Agreement as the “Company Related Parties”) for any losses or damages of any kind for, or with respect to, this Agreement (including any breach of this Agreement by the Company), the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of such breach, termination or failure.

(b) Subject to Section 6.5(c), the maximum aggregate liability of the Company and its Subsidiaries for damages in connection with this Agreement or any of the transactions contemplated hereby shall be limited to the Company Liability Limitation, and, subject to Section 6.5(c), in no event shall the Guarantors, Parent or Acquisition Sub be permitted to obtain, nor shall they permit any of their respective Representatives or any other Person acting on its or their behalf to obtain, any monetary recoveries or awards (A) in excess of the Company Liability Limitation against any of the Company Related Parties (in the aggregate) or (B) for consequential, special, indirect or punitive damages for, or with respect to, this Agreement (including any breach of this Agreement by the Company), or the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of such breach, termination or failure; provided, however, that in no event shall Parent or Acquisition Sub, or any Affiliate of Parent or Acquisition Sub, be entitled to obtain both: (x) the Termination Fee (plus any amounts that may become payable pursuant to Section 6.3(f)) and Parent’s and Acquisition Sub’s Expenses pursuant to Section 6.3(e); and (y) specific performance of this Agreement resulting in the consummation of the Merger.

(c) Notwithstanding the foregoing, Section 6.5(b) shall not limit the ability of Parent or Acquisition Sub to pursue damages solely for any willful and intentional breach of Section 4.2 by the Company, any Company Subsidiary or any Representative of the Company, provided that in no event shall Parent or Acquisition Sub be permitted to obtain any monetary recoveries or awards (A) in excess of the Company No-Shop Breach Liability Limitation against any of the Company Related Parties (in the aggregate) with respect to such willful and intentional breaches or otherwise or (B) for consequential, special, indirect or punitive damages for, or with respect to, this Agreement (including any breach of Section 4.2 or any other provision of this Agreement by the Company), or the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of such breach, termination or failure. For the avoidance of doubt, in no event shall the Company be required to make any monetary payments that in the aggregate exceed the Company No-Shop Breach Liability Limitation, and in the event Parent or Acquisition Sub shall have received any amounts from the Company (whether due to the payment of the Termination Fee, reimbursement of Expenses, or otherwise), such amounts shall reduce the amount of monetary recoveries or awards for any willful and intentional breach of Section 4.2, such that in no event shall the Company be required to pay any monetary recoveries or awards to Parent or any Parent Related Parties in excess of the Company No-Shop Breach Liability Limitation.

(d) The Company acknowledges that nothing in this Section 6.5 shall be deemed to affect the right of Parent or Acquisition Sub to specific performance pursuant to and in accordance with Section 7.13 prior to the termination of this Agreement.

(e) Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Section 6.5 are expressly intended to benefit, and are enforceable by, each of the Company Related Parties.

Section 7  MISCELLANEOUS PROVISIONS

7.1  Amendment.  This Agreement may be amended with the approval of the respective parties at any time prior to the Effective Time; provided, however, that after any adoption of this Agreement by the holders of Company Shares, no amendment shall be made which by law requires further approval of such holders without the further approval of such holders. Without limiting the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.2  Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) At any time prior to the Effective Time, the parties may (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (iii) waive compliance with any of the agreements or conditions contained in this Agreement (in every case, only to the extent permitted by Legal Requirements). Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the parties hereto. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.3  Survival.  None of the representations and warranties of the parties contained in this Agreement shall survive the Effective Time. The covenants and agreements in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Section 1.5, Section 1.6, Section 1.7, Section 1.8, Section 1.9, Section 4.7, Section 4.11, Section 4.13 and this Section 7 shall survive the Effective Time.

7.4  Entire Agreement; Counterparts.  This Agreement, the Disclosure Schedule, the Commitment Letters, the Confidentiality Agreement, the Guarantee and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. Without limiting the generality of the foregoing: (a) Parent and Acquisition Sub acknowledge, agree, represent and warrant that (i) the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 2, (ii) they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 2, (iii) no Affiliate, employee, agent, advisor or other representative of the Company has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, and (iv) without limiting the generality of the foregoing, neither the Company nor any Affiliate, employee, agent, advisor or other representative of the Company has made or is making, and neither Parent nor Acquisition Sub has relied on or is relying on, any representations or warranties whatsoever regarding any projections, estimates or budgets discussed with, delivered to or made available to Parent or to any of its representatives, or otherwise regarding the future revenues, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of the Company’s Subsidiaries or the future business and operations of the Company or any of the Company’s Subsidiaries; and (b) the Company acknowledges, agrees, represents and warrants that (i) Parent and Acquisition Sub have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3, (ii) it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3 or as set forth in the Guarantee, and (iii) no representative of Parent or Acquisition Sub has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement.

7.5  Applicable Law; Jurisdiction.  This Agreement is made under, and all claims, controversies or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement shall be governed by and shall be construed and enforced in accordance with, the law of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (a) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in any such court, (c) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. Each of the Company, Parent and Acquisition Sub hereby agrees that service of any process, summons, notice or document in accordance with the provisions of Section 7.8 shall be effective service of process for any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby. The parties further agree that it is in their mutual best interests to maintain the confidentiality of any Legal Proceeding arising from or relating to any dispute among the parties with respect to this Agreement to the maximum extent permitted by applicable Legal Requirements. Accordingly, the parties hereby agree to seek the entry of an appropriate protective order (as determined by the applicable court) to maintain the confidentiality of any such Legal Proceeding to the maximum extent permitted by applicable Legal Requirements.

7.6  Payment of Expenses.  Subject to Section 1.7(e), Section 4.7, Section 6.3(e) and Section 7.13(c), whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that filing fees associated with compliance with applicable regulatory requirements in connection with the Merger shall be expenses of Parent, and Parent shall promptly reimburse the Company for all such expenses paid or otherwise incurred by the Company.

7.7  Assignability; Parties in Interest.  This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. This Agreement shall not be assignable by any party (by operation of law or otherwise) without the express written consent of the other parties hereto. Except for the provisions of Section 1 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of Company Shares, Outstanding Options, Accelerated Company Shares and Outstanding Company Restricted Stock Units immediately prior to the Effective Time), Section 4.7 (which shall be for the benefit of the Section 4.7 Indemnitees), Section 4.11 (which, from and after the Effective Time, shall be for the benefit of Persons who held restricted Company Shares immediately prior to the Effective Time), Section 4.13 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), Section 6.4 (which shall be for the benefit of the Parent Related Parties and the Financing Sources), Section 6.5 (which shall be for the benefit of the Company Related Parties) and Section 7.5, Section 7.14 and Section 7.17 (which shall be for the benefit of the Financing Sources), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature. Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the Company shall be a third party beneficiary of the Equity Financing Commitment Letter (or if superseded thereby, any Definitive Financing Agreement related thereto). Without limiting the generality of the foregoing, it is explicitly agreed that the Company shall be entitled to cause Parent and Acquisition Sub to draw down the full proceeds of the Equity Financing and to cause Parent and Acquisition Sub to consummate the transactions contemplated hereby, including to effect the Merger in accordance with Section 1.3, on the terms and conditions set forth in Section 7.13.

7.8  Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two business days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (Eastern time) on any business day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission on a day other than a business day and receipt is confirmed, or if sent after 5:00 p.m. (Eastern time) on any business day and receipt is confirmed, then such communication shall be deemed duly given and made on the business day following the date on which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

c/o Providence Equity Partners
50 Kennedy Plaza
Providence, Rhode Island 02903
Attention: Peter O. Wilde
Facsimile: (401) 751-1790

with a copy to:

Weil, Gotshal & Manges LLP
50 Kennedy Plaza, 11th Floor
Providence, Rhode Island 02903
Attention: David K. Duffell
Facsimile: (401) 278-4701

and

Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
Attention: Kevin J. Sullivan
Facsimile: (617) 772-8333

if to the Company:

Blackboard Inc.
650 Massachusetts Avenue, N.W.
Washington D.C. 20001
Attention: Chief Legal Officer
Facsimile: (202) 466-7195

with a copy to:

Dewey & LeBoeuf LLP
260 Franklin Street
Boston, Massachusetts 02110
Attention: Thomas H. Redekopp
Facsimile: (617) 439-0341

and

Dewey & LeBoeuf LLP
1950 University Avenue, Suite 500
East Palo Alto, California 94303
Attention: James R. Griffin
Facsimile: (650) 845-7333

7.9  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

7.10  Counterparts.  This Agreement may be executed and delivered (including by facsimile, Portable Document Format (PDF) or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7.11  Obligation of Parent.  Parent shall ensure that each of Acquisition Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

7.12  Disclosure Schedule.  The Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 2. Any information set forth in any Section or subsection of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections and subsections of the Disclosure Schedule as though fully set forth in such other sections and subsections (whether or not specific cross-references are made), and shall be deemed to qualify and limit all representations and warranties of the Company set forth in this Agreement, in each case, to the extent that the relevance of such information is reasonably apparent from the face of such disclosure. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of any Legal Requirement or breach of any contract. For purposes of this Agreement, no statement or other item of information set forth in the Disclosure Schedule is intended to constitute, or shall be construed as constituting, a representation or warranty of the Company or any other Person.

7.13  Specific Performance.

(a) Each of the parties hereto acknowledges and agrees that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, prior to termination and in addition to any other remedy that a party hereto may have under this Agreement (but subject to Section 7.13(b)), in the event of any breach or threatened breach by Parent, Acquisition Sub or the Company of any covenant or other obligation of such party contained in this Agreement, the other parties shall be entitled to obtain (i) a decree or order of specific performance to enforce specifically the observance and performance of such covenant or other obligation, and (ii) an injunction restraining such breach or threatened breach, including the right of the Company to enforce specifically the terms and provisions of, and to prevent or cure breaches by Parent or Acquisition Sub of, Section 4.6.

(b) Notwithstanding Section 7.13(a), the parties hereto expressly acknowledge and agree that, prior to the termination of this Agreement, the Company shall be entitled to obtain a decree or order of specific performance to cause Parent and Acquisition Sub to draw down the full proceeds of the Equity Financing and to cause Parent and Acquisition Sub to cause the Equity Financing to be funded in order to fund and consummate the Merger, and to cause the consummation of the Merger, if and only if (A) each of the conditions in Section 5.1 and Section 5.2 shall have been satisfied or waived (other than the condition set forth in Section 5.2(c), which must be satisfied at Closing), (B) the Debt Financing shall have been funded, or will be funded at the Closing if the Equity Financing is funded at the Closing, (C) Parent or Acquisition Sub shall have failed to consummate the Merger on the Required Closing Date (for the avoidance of doubt, which for purposes of this Section 7.13(b) shall not occur prior to the expiration of the Marketing Period), and (D) the Company shall have confirmed in writing that if both the Equity Financing and the Debt Financing were funded, the Closing will occur (and the Company has not revoked such confirmation).

For the avoidance of doubt, if the Debt Financing has not been funded (and will not be funded at the Closing if the Equity Financing is funded at the Closing), then the Company shall not be entitled to obtain a decree or order of specific performance to cause Parent and Acquisition Sub to draw down the full proceeds of the Equity Financing and to cause Parent and Acquisition Sub to cause the Equity Financing to be funded in order to fund and consummate the Merger, and to cause the consummation of the Merger.

For the further avoidance of doubt, the Company shall be entitled to enforce its rights (by litigation or otherwise) as a third party beneficiary under the Equity Financing Commitment Letter in the event that the conditions in this clause (b) are satisfied.

(c) Each of the parties agrees that it will not oppose the granting of specific performance or an injunction sought in accordance with this Section 7.13 on the basis that any other party has an adequate remedy at law or that any award of specific performance is, for any reason, not an appropriate remedy. Any party seeking an injunction, a decree or order of specific performance or other equitable remedy in accordance with this Agreement shall not be required to provide any bond or other security in connection with any such injunction or other equitable remedy. The election by the Company to pursue specific performance or an injunction shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and obtain the Reverse Termination Fee under Section 6.3, and the election by Parent to pursue specific performance or an injunction shall not restrict, impair or otherwise limit Parent from, in the alternative, seeking to terminate this Agreement and obtain the Termination Fee or Parent and Acquisition Sub’s Expenses, as applicable, under Section 6.3. If any party obtains (i) a decree or order of specific performance requiring another party (other than an Affiliate of such party) to enforce specifically the observance and performance of any covenant or obligation set forth in this Agreement, or (ii) any injunction restraining a breach or threatened breach by another party (other than an Affiliate of such party) of any covenant or other obligation set forth in this Agreement, then the other party (other than an Affiliate of such party) shall reimburse such party for all reasonable, documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants) actually incurred by or on behalf of such party or any Subsidiary of such party in connection with the obtaining of such decree or order of specific performance or injunction.

7.14  Waiver of Jury Trial.  EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NON-COMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE DEBT FINANCING. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.15  Construction.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference is to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The phrase “the date of this Agreement” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, (a) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (b) the words “hereof,” “herein,” “hereunder” and “hereto” and words of similar import refer to this Agreement as a whole (including any Exhibits and Schedules hereto) and not to any particular provision of this Agreement, (c) all references to any period of days shall be to the relevant number of calendar days unless otherwise specified, (d) all references to dollars or $ shall be references to United States dollars, and (e) all accounting terms shall have their respective meanings under GAAP. All terms defined in this Agreement will have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Legal Requirement defined or referred to herein or in any agreement or instrument that is referred to herein means such Legal Requirement as from time to time amended, modified or supplemented, including by succession of comparable successor Legal Requirements. The parties hereto have participated jointly in the negotiating and drafting of this Agreement and, in the event an ambiguity or question of intent arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. All references to a document or instrument having been made available to Parent shall be deemed to include providing actual access to such document or instrument to Parent’s counsel, to Parent’s legal or financial advisors or to any other representative of Parent, including by posting such document in an electronic dataroom, prior to the date of this Agreement.

7.16  Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Parent (other than Acquisition Sub) shall have any liability for any obligations or liabilities of Parent or Acquisition Sub under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing contained in this Section 7.16 or elsewhere in this Agreement shall limit in any way (a) the liability of the Guarantors under the Guarantee, (b) the liability of any of the Guarantors under the Equity Financing Commitment Letter or any Definitive Financing Agreement entered into in connection with the Equity Financing, or (c) the liabilities of Providence Equity Partners, L.L.C. under the Confidentiality Agreement. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company shall have any liability for any obligations or liabilities of the Company under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

7.17  Financing Sources.  Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (a) that any Legal Proceeding (which term, for purposes of this Section 7.17, shall also be deemed to include any claim, complaint, formal investigation or other legal proceeding before or by any Governmental Entity), whether in law or in equity, whether in contract or in tort or otherwise, in which the Financing Sources are a party arising out of, or relating to, the transactions contemplated hereby, the Debt Financing Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself with respect to any such Legal Proceeding to the exclusive jurisdiction of such court, (b) not to bring or authorize any of their Affiliates to bring any such Legal Proceeding in any other court, (c) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 7.8 shall be effective service of process against them for any such Legal Proceeding brought in any such court, (d) to waive and hereby waive, to the fullest extent permitted by Legal Requirements, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court, (e) to waive and hereby waive any right to trial by jury in respect of any such Legal Proceeding, (f) that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements, (g) that, subject to the proviso below, any such Legal Proceeding shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, (h) that the Financing Sources are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement (including, without limitation, Section 6.4) and (i) that the Financing Sources are express third party beneficiaries of, and may enforce, the agreements set forth in this Section 7.17; provided, however, that for purposes of any Legal Proceeding referred to in this Section 7.17, the interpretation of the definition of Company Material Adverse Effect (as defined in the Debt Financing Commitment Letter) shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

[Remainder of page intentionally left blank]

CONFIDENTIAL

Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above.

Bulldog Holdings, LLC,
a Delaware limited liability company

By:	/s/ David Phillips
Name:     David Phillips
Title:     Vice President

Bulldog Acquisition Sub, Inc.,
a Delaware corporation

By:	/s/ David Phillips
Name:     David Phillips
Title:     Vice President

Blackboard Inc.,
a Delaware corporation

By:	/s/ Matthew Small
Name:     Matthew Small
Title:     Chief Business Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

2010 10-K.  “2010 10-K” has the meaning set forth in Section 2.1(b).

Accelerated Company Share.  “Accelerated Company Share” has the meaning set forth in Section 1.9(a)(ii).

Acceptable Confidentiality Agreement.  “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any Person with confidentiality provisions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not restrict the ability of the Company and its Representatives to disclose to Parent and its Representatives any information (including with respect to any Alternative Acquisition Proposal or Superior Proposal) required to be disclosed by the Company under this Agreement. For the avoidance of doubt, an Acceptable Confidentiality Agreement need not include any standstill provisions.

Acquisition Agreement.  “Acquisition Agreement” has the meaning set forth in Section 4.2(d).

Acquisition Sub.  “Acquisition Sub” has the meaning set forth in the Preamble to the Agreement.

Affiliate.  A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

Affiliate Transaction.  “Affiliate Transaction” has the meaning set forth in Section 2.24.

Agreement.  “Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A, as such Agreement and Plan of Merger (including this Exhibit A) may be amended from time to time.

Alternative Acquisition Proposal.  “Alternative Acquisition Proposal” has the meaning set forth in Section 4.2(a)(i).

Alternative Financing.  “Alternative Financing” has the meaning set forth in Section 4.6(d).

Applicable Date.  “Applicable Date” means January 1, 2010.

Appraisal Shares.  “Appraisal Shares” has the meaning set forth in Section 1.8(c).

Balance Sheet Date.  “Balance Sheet Date” has the meaning set forth in Section 2.4(c).

Book-Entry Shares.  “Book-Entry Shares” has the meaning set forth in Section 1.6.

Certificate.  “Certificate” has the meaning set forth in Section 1.6.

Certificate of Merger.  “Certificate of Merger” has the meaning set forth in Section 1.3.

Closing.  “Closing” has the meaning set forth in Section 1.3.

COBRA.  “COBRA” has the meaning set forth in Section 2.13(d).

Code.  “Code” means the Internal Revenue Code of 1986, as amended.

Commitment Letters.  “Commitment Letters” has the meaning set forth in Section 3.6(a).

Company.  “Company” has the meaning set forth in the Preamble to the Agreement.

Company Board Recommendation.  “Company Board Recommendation” has the meaning set forth in Section 2.18.

Company Equity Plans.  “Company Equity Plans” means collectively the Company’s 1998 Amended and Restated Stock Incentive Plan and Amended and Restated 2004 Stock Incentive Plan.

Company Filed SEC Documents.  “Company Filed SEC Documents” means any report, schedule, form, statement or other document filed with or furnished to, the SEC by the Company on or after the Applicable Date and publicly available prior to the date of this Agreement (in each case, excluding any disclosures contained under the caption “Risk Factors” or set forth in any “forward looking statements” and any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature).

Company Financial Statements.  “Company Financial Statements” has the meaning set forth in Section 2.4(b).

Company IP.  “Company IP” means all material Intellectual Property Rights that are owned by the Company and the Company Subsidiaries and that are necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted.

Company Liability Limitation.  “Company Liability Limitation” means (i) in the event that the Termination Fee becomes payable pursuant to Section 6.3(a), Section 6.3(c) or Section 6.3(d), an amount equal to $52,112,000, (ii) in the event that Parent’s and Acquisition Sub’s Expenses become payable pursuant to Section 6.3(e), an amount equal to $8,000,000, and (iii) in all other cases, an amount equal to $3,000,000.

Company No-Shop Breach Liability Limitation.  “Company No-Shop Breach Liability Limitation” means an amount equal to $81,853,000.

Company Options.  “Company Options” means options to purchase Company Shares from the Company, whether granted pursuant to the Company Equity Plans or otherwise.

Company Plans.  “Company Plans” has the meaning set forth in Section 2.13(a).

Company Related Parties.  “Company Related Parties” has the meaning set forth in Section 6.5(a).

Company Restricted Stock Units.  “Company Restricted Stock Units” means restricted stock units pursuant to which the holder has the right to receive, from the Company, Company Shares upon the vesting or lapse of restrictions applicable to such units granted pursuant to one or more of the Company Equity Plans.

Company Returns.  “Company Returns” has the meaning set forth in Section 2.12(a).

Company SEC Documents.  “Company SEC Documents” has the meaning set forth in Section 2.4(a).

Company Shares.  “Company Shares” means shares of common stock, $0.01 par value per share, of the Company.

Company Software.  “Company Software” means any computer software owned by the Company or any Company Subsidiary that the Company or any Company Subsidiary currently distributes or licenses as a product and that is material to the businesses of the Company and its Subsidiaries taken as a whole.

Company Source Code.  “Company Source Code” means the human-readable source code for the Company Software.

Company Stockholder Approval.  “Company Stockholder Approval” has the meaning set forth in Section 2.19.

Company Stockholder Meeting.  “Company Stockholder Meeting” has the meaning set forth in Section 4.3(b).

Company Stockholders.  “Company Stockholders” means holders of Company Shares.

Company Subsidiary.  “Company Subsidiary” means any direct or indirect material Subsidiary of the Company.

Compliant.  “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing contemplated by the Debt Financing Commitment Letter.

Confidentiality Agreement.  “Confidentiality Agreement” means the confidentiality agreement, dated as of April 11, 2011, entered into between the Company and Providence Equity Partners, L.L.C.

Continuing Employee.  “Continuing Employee” has the meaning set forth in Section 4.12(a).

Convertible Debt.  “Convertible Debt” means the 3.25% Convertible Senior Notes due 2027 issued by the Company.

Debt Financing.  “Debt Financing” has the meaning set forth in Section 3.6(a).

Debt Financing Commitment Letter.  “Debt Financing Commitment Letter” has the meaning set forth in Section 3.6(a).

Debt Financing Fee Letters.  “Debt Financing Fee Letters” has the meaning set forth in Section 3.6(a).

Debt Payoff.  “Debt Payoff” has the meaning set forth in Section 4.7.

Definitive Financing Agreements.  “Definitive Financing Agreements” has the meaning set forth in Section 3.6(b).

DGCL.  “DGCL” has the meaning set forth in Section 1.1.

Disclosure Schedule.  “Disclosure Schedule” has the meaning set forth in the first paragraph of Section 2.

Do not have Unreasonably Small Capital.  “Do not have Unreasonably Small Capital” has the meaning set forth in Section 3.7(g).

Effective Time.  “Effective Time” has the meaning set forth in Section 1.3.

End Date.  “End Date” has the meaning set forth in Section 6.1(b).

Engagement Letter.  “Engagement Letter” means the engagement letter dated March 18, 2011 between the Company and Barclays Capital Inc.

Entity.  “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

Environmental Law.  “Environmental Law” has the meaning set forth in Section 2.15.

Equity Financing.  “Equity Financing” has the meaning set forth in Section 3.6(a).

Equity Financing Commitment Letter.  “Equity Financing Commitment Letter” has the meaning set forth in Section 3.6(a).

ERISA.  “ERISA” has the meaning set forth in Section 2.13(a).

ERISA Affiliate.  “ERISA Affiliate” has the meaning set forth in Section 2.13(d).

Exchange Act.  “Exchange Act” means the Securities Exchange Act of 1934.

Exchange Fund.  “Exchange Fund” has the meaning set forth in Section 1.7(a).

Existing Policies.  “Existing Policies” has the meaning set forth in Section 4.13(c).

Expenses.  “Expenses” means, with respect to any Person, any documented out-of-pocket expenses (including any fees or expenses of counsel, accountants, financial advisors, experts or consultants) paid, payable or otherwise directly or indirectly incurred or to be incurred by or on behalf of such Person or any Subsidiary of such Person in connection with or relating to (a) the sale process undertaken by the Company, (b) the authorization, preparation, negotiation, review, execution or performance of the Agreement, the Guarantee or any other document referred to in the Agreement, (c) the due diligence investigations conducted by, and the management presentations made to, Parent and other prospective acquirers with respect to the Company and its Subsidiaries, (d) obtaining consents required to be obtained from any Person in connection with this Agreement, (e) the Financing, (f) making any filings under the Exchange Act, the HSR Act and other Legal Requirements, and (g) preparing the Proxy Statement and soliciting proxies from holders of Company Shares. Without limiting the generality of the foregoing, Expenses shall be deemed to include (i) any payment required to be made on the part of any Person to such Person’s financial advisor pursuant to the engagement letter between such Person and the Person’s financial advisor (excluding any such payment relating to the Person’s receipt of a termination fee, reverse termination fee or any reimbursement of expenses), (ii) fees and expenses of counsel to such Person incurred in connection with the enforcement of the terms of the Agreement and (iii) filing fees relating to filings made on behalf of such Person with Governmental Entities. For the avoidance of doubt, all such documented out-of-pocket expenses incurred by the Guarantors and their Affiliates on behalf of Parent and Acquisition Sub shall constitute Expenses of Parent and Acquisition Sub. Notwithstanding anything to the contrary herein, in no event shall the Expenses reimbursable to the Company, on the one hand, or Parent and Acquisition Sub, on the other hand, under this Agreement exceed $5,000,000 in the aggregate.

Fair Value.  “Fair Value” has the meaning set forth in Section 3.7(b).

Fairness Opinion.  “Fairness Opinion” has the meaning set forth in Section 2.22.

Financing.  “Financing” has the meaning set forth in Section 3.6(a).

Financing Sources.  “Financing Sources” means the entities (other than Parent, Acquisition Sub and the Guarantors) that have committed to provide, arrange or otherwise entered into agreements to provide or arrange the Debt Financing, including the parties to the Debt Financing Commitment Letter and the parties to any joinder agreements, indentures or credit agreements (including the Definitive Financing Agreements relating to the Debt Financing) entered into pursuant thereto or relating thereto, together with their respective Affiliates and their respective officers, directors, employees, agents and representatives and their successors and assigns.

Fundamental Representations.  “Fundamental Representations” has the meaning set forth in Section 5.2(a)(ii).

GAAP.  “GAAP” means United States generally accepted accounting principles.

Governmental Authorization.  “Governmental Authorization” means any permit, license, registration, qualification or authorization granted by any Governmental Entity.

Governmental Entity.  “Governmental Entity” means any federal, state, local or foreign government, any court of competent jurisdiction or any administrative, regulatory or other governmental agency, commission, authority or department.

Guarantee.  “Guarantee” has the meaning set forth in Recital “D” to the Agreement.

Guarantor.  “Guarantor” has the meaning set forth in Recital “D” to the Agreement.

HSR Act.  “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Identified Contingent Liabilities.  “Identified Contingent Liabilities” has the meaning set forth in Section 3.7(e).

Indemnified Party.  “Indemnified Party” has the meaning set forth in Section 4.13(e).

Intellectual Property Rights.  “Intellectual Property Rights” means all rights of the following types, under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and mask works (other than moral rights); (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patent and industrial property rights; and (v) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(i)” through “(iv)” above.

Intervening Circumstance.  “Intervening Circumstance” means any change, event, development or circumstance that occurs or exists prior to the obtaining of the Company Stockholder Approval and that the Company’s board of directors determines in good faith makes it appropriate to consider a Recommendation Change.

IRS.  “IRS” means the United States Internal Revenue Service.

Legal Proceeding.  “Legal Proceeding” means any lawsuit, action or other legal proceeding.

Legal Requirement.  “Legal Requirement” means, with respect to any Person, any statute, law (including common law), ordinance, rule or regulation adopted or promulgated by any Governmental Entity or any Order, to which such Person or any of its business or businesses is subject.

Lien.  “Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, or other encumbrance of any nature, whether voluntarily incurred or arising by operation of law.

Marketing Period.  “Marketing Period” means the first period of 20 consecutive business days commencing after the date hereof during which Parent shall have received all of the Required Financial Information and the definitive Proxy Statement shall have been mailed to holders of Company Shares, and ending on the earlier of (i) the date 20 consecutive business days throughout and at the end of which (A) Parent shall have all of the Required Financial Information, and (B) each of the conditions set forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(d) is satisfied or has been waived, assuming that such conditions were applicable at any time during such 20 business day period, and (ii) the date on which the Debt Financing is obtained; provided, however, that if the Company shall in good faith believe it has delivered the Required Financial Information to Parent, it may deliver to Parent a written notice to that effect, specifying the date on which it believes it completed the delivery of the Required Financial Information, and the Marketing Period shall be deemed to have commenced on the date specified in that notice unless (i) Parent reasonably determines that the Company has not completed delivery of the Required Financial Information and (ii) within three days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect, stating with reasonable specificity which Required Financial Information the Company has not delivered; provided, further, that (x) if the Marketing Period shall not have ended on or prior to August 19, 2011, then the Marketing Period shall begin on or after September 6, 2011, and if the Marketing Period shall not have ended on or prior to December 16, 2011, then the Marketing Period shall begin on or after January 3, 2012 and (y) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period:

(1) the Required Financial Information ceases to comport with the SEC requirements for a registered public offering of debt securities on Form S-1 (or any applicable successor form), ceases to be Compliant or otherwise does not include the Required Financial Information as defined, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such requirements have been satisfied;

(2) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s most recently filed Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by Ernst & Young LLP or another independent public accounting firm reasonably acceptable to Parent;

(3) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 20 consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive business day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive business day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 (or any applicable successor form) using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive business day period;

(4) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Company SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP;

(5) the Company shall have been delinquent in filing any Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured; or

(6) if the Company has received any material accounting comments from the staff of the SEC on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, the Marketing Period will not be deemed to commence unless and until, at the earliest, all such material accounting comments have been satisfactorily resolved with the SEC staff.

Without limiting the generality of Section 5.4, if a condition set forth in Section 5.1 or Section 5.2 shall not have been satisfied and the failure to satisfy such condition results from the failure of Parent or Acquisition Sub to use its required efforts to consummate the Merger and the other transactions contemplated by this Agreement or otherwise comply with its obligations under this Agreement, such condition shall be deemed satisfied for purposes of clause “(B)” of this definition of Marketing Period; provided, however, that this sentence shall not be deemed to require Parent and Acquisition Sub to consummate the Merger unless the conditions set forth in Section 5.1 and Section 5.2 shall have been satisfied or waived.

Material Adverse Effect.  “Material Adverse Effect” means any change, effect, event or occurrence that (i) is, or would reasonably be expected to be materially adverse to the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect:

(a) any adverse effect (including any loss of employees, any cancellation of or delay in customer orders and any litigation) arising directly or indirectly from or otherwise relating directly or indirectly to (i) general economic, business, political, financial or market conditions, (ii) any facts, circumstances or conditions generally affecting any of the principal industries or industry sectors in which the Company or any Subsidiary of the Company operates, (iii) fluctuations in the value of any currency, (iv) any act of terrorism, war, calamity, act of God or other similar event, occurrence or circumstance, (v) the announcement of the Agreement, the Merger or any of the other transactions contemplated by the Agreement, (vi) any action or inaction by the Company or any Subsidiary of the Company taken or omitted to be taken at Parent’s request, (vii) compliance by the Company with the terms of the Agreement, (viii) any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement, (ix) any change in, or any compliance with or action taken for the purpose of complying with any change in, GAAP or the interpretation or application thereof, or (x) Parent’s actions or inactions with respect to any agreement, contract or course of dealing with the Company, except in the cases of clauses “(i),” “(ii)” and “(iv)” to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with all other participants in the principal industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be a Material Adverse Effect);

(b) any failure of the Company to meet internal or analysts’ expectations or projections (it being understood that the underlying causes of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(c) any decline in the Company’s stock price (it being understood that the underlying causes of any such decline may be taken into account in determining whether a Material Adverse Effect has occurred).

Material Contract.  “Material Contract” has the meaning set forth in Section 2.8(l).

Meeting Date.  “Meeting Date” has the meaning set forth in Section 4.3(c).

Merger.  “Merger” has the meaning set forth in the Recitals in the Agreement.

Most Recent Balance Sheet.  “Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company (including any related notes) and its consolidated subsidiaries as of March 31, 2011, which is included in the Company’s Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2011.

New Tail Policy.  “New Tail Policy” has the meaning set forth in Section 4.13(c).

Non-Budgeted Capital Expenditures.  “Non-Budgeted Capital Expenditures” has the meaning set forth in Section 4.1(m).

Notice of Recommendation Change.  “Notice of Recommendation Change” has the meaning set forth in Section 4.2(e)(i).

Notice of Superior Proposal.  “Notice of Superior Proposal” has the meaning set forth in Section 4.2(e)(ii).

Open Source Software.  “Open Source Software” means any software that is generally licensed or made available in source code form under the terms of a standard license (such as, without limitation, the General Public License, the Lesser General Public License, the Mozilla license and the Apache license) that allows for the use, modification and redistribution of such software in source code form without the payment of any license fees or royalties.

Order.  “Order” means any order, judgment, injunction, writ, stipulation, award, injunction, ruling, assessment, arbitration award or decree of a Governmental Entity.

Ordinary Course of Business.  “ordinary course of business” means the usual and ordinary course of normal day-to-day operations of the business, consistent (in scope, manner, amount and otherwise) with the Company’s and the Company Subsidiaries’ past practices through the date of this Agreement.

Organizational Documents.  “Organizational Documents” means, with respect to any Entity, (i) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended, (ii) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended, and (iii) if such Entity is a limited partnership, such Entity’s certificate or articles of formation or limited partnership agreement, as amended.

Outstanding Company Restricted Stock Unit.  “Outstanding Company Restricted Stock Unit” has the meaning set forth in Section 1.9(a)(iii).

Outstanding Option.  “Outstanding Option” has the meaning set forth in Section 1.9(a)(i).

Parent.  “Parent” has the meaning set forth in the Preamble to the Agreement.

Parent Liability Cap.  “Parent Liability Cap” has the meaning set forth in Section 6.4(b).

Parent Liability Limitation Amount.  “Parent Liability Limitation Amount” means (i) in the event that the Reverse Termination Fee becomes payable pursuant to Section 6.3(b), an amount equal to $111,409,000, and (ii) in all other cases, an amount equal to $5,000,000.

Parent Related Parties.  “Parent Related Parties” has the meaning set forth in Section 6.4(a)(i).

Paying Agent.  “Paying Agent” has the meaning set forth in Section 1.7(a).

Per Share Amount.  “Per Share Amount” has the meaning set forth in Section 1.5(c).

Permitted Encumbrances.  “Permitted Encumbrances” means (i) Liens for taxes, assessments and other governmental charges not yet due and payable or which are being contested by appropriate proceedings in good faith and for which adequate reserves have been established in the Company Filed SEC Documents, (ii) Liens, encumbrances or imperfections of title that have arisen in the ordinary course of business, (iii) Liens, encumbrances or imperfections of title resulting from or otherwise relating to any of the contracts referred to in the Disclosure Schedule, (iv) Liens, encumbrances or imperfections of title relating to liabilities reflected in the financial statements (including any related notes) contained in the Company SEC Documents, (v) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under securities laws or related Legal Requirements of any jurisdiction, (vi) nonexclusive licenses of Company IP, (vii) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, servicemen’s, repairmen’s and other like Liens imposed by any Legal Requirement arising in the ordinary course of business and securing obligations that are not yet due and payable or that are being contested by appropriate proceedings, (viii) pledges and deposits (including letters of credit, surety bonds and other escrowed holdings) made in connection with any lease agreements or related documents, (ix) easements, zoning restrictions, licenses, title restrictions, rights-of-way and similar encumbrances on real property imposed by any Legal Requirement, arising in connection with any real estate property lease agreements or related documents or arising in the ordinary course of business that do not secure any material monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Company Subsidiary, (x) Liens covering cash deposits or pledges to secure the performance or bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, arising in the ordinary course of business, and (xi) Liens, encumbrances or imperfections of title which do not have a Material Adverse Effect.

Person.  “Person” means any individual or Entity.

Preferred Shares.  “Preferred Shares” has the meaning set forth in Section 2.3(a).

Present Fair Salable Value.  “Present Fair Salable Value” has the meaning set forth in Section 3.7(c).

Proxy Clearance Date.  “Proxy Clearance Date” has the meaning set forth in Section 4.3(a).

Proxy Statement.  “Proxy Statement” has the meaning set forth in Section 4.3(a).

Recommendation Change.  “Recommendation Change” has the meaning set forth in Section 4.2(d).

Registered IP.  “Registered IP” means all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Entity, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Regulation S-K.  “Regulation S-K” means 17 CFR § 229.10, et seq.

Representatives.  “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors, agents and other representatives of such Person and of any Subsidiary of such Person.

Required Closing Date.  “Required Closing Date” has the meaning set forth in Section 1.3.

Required Financial Information.  “Required Financial Information” means, collectively, (i) all financial, business and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (including in connection with Parent’s preparation of pro forma financial statements) to the extent such information is of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X, but including summary guarantor/non-guarantor information of the type customarily included in offering documents used in private placements pursuant to Rule 144A promulgated under the Securities Act) and Regulation S-K under the Securities Act, (ii) the audited consolidated balance sheets and related statements of income, shareholders’ equity and cash flows of the Company for the three most recently completed years ended December 31, 2010, (iii) the unaudited consolidated balance sheet of the Company as of March 31, 2011 (and as of the end of any subsequent quarterly period ended no less than 45 days prior to the date on which the Company reasonably believes the Required Closing Date will fall) and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100 (provided that such financial information shall be deemed delivered to Parent and Acquisition Sub upon filing thereof with the SEC), (iv) the authorization letters referred to in Section 4.7(B) and (v) such other financial and company information of a type and form customarily included in offering memoranda for private placements of non-convertible debt securities pursuant to Rule 144A under the Securities Act or information memoranda or syndicated bank financings for financings similar to the Debt Financing (and subject to exceptions customary for such financings) (provided that Parent shall be responsible for the preparation of pro forma financial statements), or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering of debt securities contemplated by the Debt Financing Commitment Letter.

Reverse Termination Fee.  “Reverse Termination Fee” has the meaning set forth in Section 6.3(b).

SEC.  “SEC” means the United States Securities and Exchange Commission.

Section 203.  “Section 203” has the meaning set forth in Section 2.21.

Section 4.7  Indemnitees.  “Section 4.7 Indemnitees” has the meaning set forth in Section 4.7.

Securities Act.  “Securities Act” means the Securities Act of 1933.

Solvent.  “Solvent” has the meaning set forth in Section 3.7(a).

Stated Liabilities.  “Stated Liabilities” has the meaning set forth in Section 3.7(d).

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body, or (ii) at least 50% of the outstanding voting equity interests issued by such Entity.

Superior Proposal.  “Superior Proposal” means any bona fide Alternative Acquisition Proposal (except that, for purposes of this definition, the references in the definition of Alternative Acquisition Proposal to “20%” shall be replaced by “51%”) made in writing that is determined in good faith by the Company’s board of directors, after consultation with the Company’s outside legal and financial advisors, to be (i) reasonably capable of being consummated and (ii) more favorable to the holders of Company Shares, from a financial point of view, than the Merger, taking into account any factors that the Company’s board of directors deems appropriate, including (to the extent deemed by the Company’s board of directors to be appropriate for consideration) any changes to the financial and other terms of this Agreement proposed by Parent to the Company pursuant to Section 4.2(e)(ii).

Surviving Corporation.  “Surviving Corporation” has the meaning set forth in Section 1.1.

Tail Policy.  “Tail Policy” has the meaning set forth in Section 4.13(c).

Takeover Statutes.  “Takeover Statutes” has the meaning set forth in Section 2.21.

Termination Fee.  “Termination Fee” has the meaning set forth in Section 6.3(a).

Treasury Regulations.  “Treasury Regulations” means the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

Unvested Company Share.  “Unvested Company Share” has the meaning set forth in Section 4.11.

Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.  “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” has the meaning set forth in Section 3.7(f).